DREYFUS PREMIER STOCK FUNDS

DREYFUS PREMIER SMALL CAP EQUITY FUND
(Class A, Class B, Class C, Class R and Class T Shares)
DREYFUS PREMIER INTERNATIONAL EQUITY FUND
(Class A, Class B, Class C, Class R and Class T Shares)
DREYFUS PREMIER INTERNATIONAL SMALL CAP FUND
(Class A, Class B, Class C, Class R and Class T Shares)

STATEMENT OF ADDITIONAL INFORMATION
FEBRUARY 1, 2004

AS REVISED APRIL 15, 2004

This Statement of Additional Information, which is not a prospectus, supplements and should be read in conjunction with the current Prospectus of Dreyfus Premier Small Cap Equity Fund, Dreyfus Premier International Equity Fund and Dreyfus Premier International Small Cap Fund, each a separate series (each, a "Fund" and collectively, the "Funds") of Dreyfus Premier Stock Funds (the "Company"), dated February 1, 2004, as each Prospectus may be revised from time to time. To obtain a copy of the relevant Fund's Prospectus, please call your financial adviser, visit the Dreyfus.com website, or call 1-800-554-4611.

The most recent Annual Report and Semi-Annual Report to Shareholders for each Fund are separate documents supplied with this Statement of Additional Information, and the financial statements, accompanying notes and report of independent auditors appearing in the Annual Report are incorporated by reference into this Statement of Additional Information.

TABLE OF CONTENTS

DESCRIPTION OF THE COMPANY AND FUNDS

The Company is a Massachusetts business trust that commenced operations on February 1, 2003. Each Fund is a separate portfolio of the Company, an open-end management investment company, known as a mutual fund. Each Fund is a diversified fund, which means that, with respect to 75% of the Fund's total assets, the Fund will not invest more than 5% of its assets in the securities of any single issuer nor hold more than 10% of the outstanding voting securities of any single issuer (other than, in each case, securities of other investment companies and securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities). Each Fund seeks long-term growth of capital and invests in a "master" portfolio, as described below.

Master/Feeder Structure. Each Fund is a "feeder fund" that invests all of its investable assets in a corresponding "master" portfolio with substantially the same investment objective, policies and restrictions as the Fund. Namely, Dreyfus Premier Small Cap Equity Fund, Dreyfus Premier International Equity Fund, and Dreyfus Premier International Small Cap Fund invest all of their investable assets in The Boston Company Small Cap Value Portfolio, The Boston Company International Equity Portfolio, and The Boston Company International Small Cap Portfolio (each, a "Portfolio" and collectively, the "Portfolios"), respectively. Each Portfolio is a series of Mellon Institutional Funds Master Portfolio (the "Portfolio Trust"), an open-end management investment company. The Boston Company Asset Management Company LLC ("TBCAM" or the "Investment Adviser"), an affiliate of The Dreyfus Corporation ("Dreyfus"), is the investment adviser to each Portfolio. Because the Funds invest all of their investable assets in the corresponding Portfolios, the Funds do not require investment advisory services.

In addition to the Funds, other feeder funds currently, and in the future may, invest in these Portfolios, and information about the other feeder funds is available from TBCAM. The other feeder funds invest in the Portfolios on the same terms as the Funds and, together with the Funds, bear a proportionate share of the Portfolios' expenses. The other feeder funds may sell shares on different terms and under a different pricing structure than the Funds, which may produce different investment results.

There are certain risks associated with an investment in a master-feeder structure. Large scale redemptions by other feeder funds in a Portfolio may reduce the diversification of a Portfolio's investments, reduce economies of scale and increase a Portfolio's operating expenses. If the Portfolio Trust's Board of Trustees approves a change to the investment objective of a Portfolio that is not approved by the Company's Board, a Fund would be required to withdraw its investment in the Portfolio and engage the services of an investment adviser or find a substitute master portfolio. Withdrawal of a Fund's interest in its Portfolio, which may be required by the Company's Board without shareholder approval, might cause the Fund to incur expenses it would not otherwise be required to pay.

If a Fund is requested to vote on a matter affecting the Portfolio in which it invests, the Fund will call a meeting of its shareholders to vote on the matter. The Fund will then vote on the matter at the meeting of the Portfolio's investors in the same proportion that the Fund's shareholders voted on the matter. The Fund will vote those shares held by its shareholders who did not vote in the same proportion as those Fund shareholders who did vote on the matter.

Because the Funds invest all of their investable assets in their corresponding Portfolios, the description of each Fund's investment policies, techniques, specific investments and related risks that follows also applies to the corresponding Portfolio.

Certain Portfolio Securities

The following information supplements for each Fund (except as noted) and should be read in conjunction with the relevant Fund's Prospectus.

Common and Preferred Stocks. (All Funds) Stocks represent shares of ownership in a company. Generally, preferred stock has a specified dividend and ranks after bonds and before common stocks in its claim on income for dividend payments and on assets should the company be liquidated. After other claims are satisfied, common stockholders participate in company profits on a pro-rata basis; profits may be paid out in dividends or reinvested in the company to help it grow. Increases and decreases in earnings are usually reflected in a company's stock price, so common stocks generally have the greatest appreciation and depreciation potential of all corporate securities. While most preferred stocks pay a dividend, a Fund may purchase preferred stock where the issuer has omitted, or is in danger of omitting, payment of its dividend. Such investments would be made primarily for their capital appreciation potential. Each Fund may purchase trust preferred securities which are preferred stocks issued by a special purpose trust subsidiary backed by subordinated debt of the corporate parent. These securities typically bear a market rate coupon comparable to interest rates available on debt of a similarly rated company. Holders of the trust preferred securities have limited voting rights to control the activities of the trust and no voting rights with respect to the parent company. Each of Dreyfus Premier International Equity Fund and Dreyfus Premier International Small Cap Fund may invest in preferred stocks of an issuer of any credit quality if the common stocks of the issuer are not available to the Fund for investment.

Convertible Securities. (All Funds) Convertible securities may be converted at either a stated price or stated rate into underlying shares of common stock. Convertible securities have characteristics similar to both fixed-income and equity securities. Convertible securities generally are subordinated to other similar but non-convertible securities of the same issuer, although convertible bonds, as corporate debt obligations, enjoy seniority in right of payment to all equity securities, and convertible preferred stock is senior to common stock, of the same issuer. Because of the subordination feature, however, convertible securities typically have lower ratings than similar non-convertible securities.

Although to a lesser extent than with fixed-income securities, the market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stock. A unique feature of convertible securities is that as the market price of the underlying common stock declines, convertible securities tend to trade increasingly on a yield basis, and so may not experience market value declines to the same extent as the underlying common stock. When the market price of the underlying common stock increases, the prices of the convertible securities tend to rise as a reflection of the value of the underlying common stock. While no securities investments are without risk, investments in convertible securities generally entail less risk than investments in common stock of the same issuer.

Convertible securities provide for a stable stream of income with generally higher yields than common stocks, but there can be no assurance of current income because the issuers of the convertible securities may default on their obligations. A convertible security, in addition to providing fixed income, offers the potential for capital appreciation through the conversion feature, which enables the holder to benefit from increases in the market price of the underlying common stock. There can be no assurance of capital appreciation, however, because securities prices fluctuate. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality because of the potential for capital appreciation.

Warrants. (All Funds) Each Fund may purchase warrants. A warrant is a form of derivative that gives the holder the right to subscribe to a specified amount of the issuing corporation's capital stock at a set price for a specified period of time. Warrants are subject to the same market risks as stocks, buy may be more volatile in price. A fund's investment in warrants will not entitle it to receive dividends or exercise voting rights and will become worthless if the warrants cannot be profitably exercised before the expiration dates.

U.S. Government Securities. (All Funds) Each Fund may invest in U.S. Treasury securities which include Treasury Bills, Treasury Notes and Treasury Bonds that differ in their interest rates, maturities and times of issuance. Treasury Bills have initial maturities of one year or less; Treasury Notes have initial maturities of one to ten years; and Treasury Bonds generally have initial maturities of greater than ten years. In addition to U.S. Treasury securities, each Fund, may invest in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities. Some obligations issued or guaranteed by U.S. Government agencies and instrumentalities are supported by the full faith and credit of the U.S. Treasury; others by the right of the issuer to borrow from the Treasury; others by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; and others only by the credit of the agency or instrumentality. These securities bear fixed, floating or variable rates of interest. While the U.S. Government currently provides financial support to such U.S. Government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so, since it is not so obligated by law.

Foreign Government Obligations; Securities of Supranational Entities. (All Funds) Each Fund may invest in obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities that are determined by the Investment Adviser to be of comparable quality to the other obligations in which the Fund may invest. Such securities also include debt obligations of supranational entities. Supranational entities include international organizations designated or supported by governmental entities to promote economic reconstruction or development and international banking institutions and related government agencies. Examples include the International Bank for Reconstruction and Development (the World Bank), the European Coal and Steel Community, the Asian Development Bank and the InterAmerican Development Bank.

Depositary Receipts. (All Funds) Each Fund may invest in the securities of foreign issuers in the form of American Depositary Receipts and American Depositary Shares (collectively, "ADRs") and Global Depositary Receipts and Global Depositary Shares (collectively, "GDRs") and other forms of depositary receipts. These securities may not necessarily be denominated in the same currency as the securities into which they may be converted. ADRs are receipts typically issued by a United States bank or trust company which

evidence ownership of underlying securities issued by a foreign corporation. GDRs are receipts issued outside the United States typically by non-United States banks and trust companies that evidence ownership of either foreign or domestic securities. Generally, ADRs in registered form are designed for use in the United States securities markets and GDRs in bearer form are designed for use outside the United States.

These securities may be purchased through "sponsored" or "unsponsored" facilities. A sponsored facility is established jointly by the issuer of the underlying security and a depositary. A depositary may establish an unsponsored facility without participation by the issuer of the deposited security. Holders of unsponsored depositary receipts generally bear all the costs of such facilities, and the depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts in respect of the deposited securities.

Corporate Debt Securities. (All Funds) Corporate debt securities include corporate bonds, debentures, notes and other similar instruments, including certain convertible securities. Debt securities may be acquired with warrants attached. Corporate income-producing securities also may include forms of preferred or preference stock. The rate of interest on a corporate debt security may be fixed, floating or variable, and may vary inversely with respect to a reference rate. The rate of return or return of principal on some debt obligations may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies. Such securities may include those whose principal amount or redemption price is indexed to, and thus varies directly with, changes in the market price of gold bullion or other precious metals.

Sovereign Debt Obligations. (Dreyfus Premier International Equity Fund and Dreyfus Premier International Small Cap Fund only) Each of these Funds may invest in sovereign debt obligations. Investments in sovereign debt obligations involve special risks which are not present in corporate debt obligations. The foreign issuer of the sovereign debt or the foreign governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due, and a Fund may have limited recourse in the event of a default. During periods of economic uncertainty, the market prices of sovereign debt, and a Fund's net asset value, to the extent it invests in such securities, may be more volatile than prices of U.S. debt issuers. In the past, certain foreign countries have encountered difficulties in servicing their debt obligations, withheld payments of principal and interest and declared moratoria on the payment of principal and interest on their sovereign debt.

A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange, the relative size of the debt service burden, the sovereign debtor's policy toward principal international lenders and local political constraints. Sovereign debtors may also be dependent on expected disbursements from foreign governments, multilateral agencies and other entities to reduce principal and interest arrearages on their debt. The failure of a sovereign debtor to implement economic reforms, achieve specified levels of economic performance or repay principal or interest when due may result in the cancellation of third party commitments to lend funds to the sovereign debtor, which may further impair such debtor's ability or willingness to service its debts.

Zero Coupon, Pay-In-Kind and Step-Up Securities. Each Fund may invest in zero coupon U.S. Treasury securities, which are Treasury Notes and Bonds that have been stripped of their unmatured interest coupons, the coupons themselves and receipts or certificates representing interests in such stripped debt obligations and coupons. Zero coupon securities also are issued by corporations and financial institutions which constitute a proportionate ownership of the issuer's pool of underlying U.S. Treasury securities. A zero coupon security pays no interest to its holders during its life and is sold at a discount to its face value at maturity. Each Fund may invest in pay-in-kind bonds which are bonds which generally pay interest through the issuance of additional bonds. Each Fund also may purchase step-up coupon bonds which are debt securities which typically do not pay interest for a specified period of time and then pay interest at a series of different rates. The market prices of these securities generally are more volatile than the market prices of securities that pay interest periodically and are likely to respond to a greater degree to changes in interest rates than securities having similar maturities and credit qualities. In addition, unlike bonds that pay interest throughout the period to maturity, the Fund will realize no cash until the cash payment date unless a portion of such securities are sold and, if the issuer defaults, the Fund may obtain no return at all on its investment. Federal income tax law requires the holder of a zero coupon security or of certain pay-in-kind or step-up bonds to accrue income with respect to these securities prior to the receipt of cash payments. To maintain its qualification as a regulated investment company and avoid liability for Federal income taxes, the Fund may be required to distribute such income accrued with respect to these securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements. See "Dividends, Distributions and Taxes."

Real Estate Investment Trusts. (All Funds) Each Fund may invest in real estate investment trusts ("REITs"). A REIT is a corporation, or a business trust that would otherwise be taxed as a corporation, which meets the definitional requirements of the Internal Revenue Code of 1986, as amended (the "Code"). The Code permits a qualifying REIT to deduct dividends paid, thereby effectively eliminating corporate level Federal income tax and making the REIT a pass-through vehicle for Federal income tax purposes. To meet the definitional requirements of the Code, a REIT must, among other things, invest substantially all of its assets in interests in real estate (including mortgages and other REITs) or cash and government securities, derive most of its income from rents from real property or interest on loans secured by mortgages on real property, and distribute to shareholders annually a substantial portion of its otherwise taxable income.

REITs are characterized as equity REITs, mortgage REITs and hybrid REITs. Equity REITs, which may include operating or finance companies, own real estate directly and the value of, and income earned by, the REITs depends upon the income of the underlying properties and the rental income they earn. Equity REITs also can realize capital gains (or losses) by selling properties that have appreciated (or depreciated) in value. Mortgage REITs can make construction, development or long-term mortgage loans and are sensitive to the credit quality of the borrower. Mortgage REITs derive their income from interest payments on such loans. Hybrid REITs combine the characteristics of both equity and mortgage REITs, generally by holding both ownership interests and mortgage interests in real estate. The value of securities issued by REITs are affected by tax and regulatory requirements and by perceptions of management skill. They also are subject to heavy cash flow dependency, defaults by borrowers or tenants, self-liquidation and the possibility of failing to qualify for tax-free status under the

Code or to maintain exemption from the Investment Company Act of 1940, as amended (the "1940 Act").

Investment Companies. (All Funds) Each Fund may invest in securities issued by registered and unregistered investment companies, including exchange-traded funds described below. Under the 1940 Act, a Fund's investment in such securities, subject to certain exceptions, currently is limited to (i) 3% of the total voting stock of any one investment company, (ii) 5% of the Fund's total assets with respect to any one investment company and (iii) 10% of the Fund's total assets in the aggregate. As a shareholder of another investment company, each Fund would bear, along with other shareholders, its pro rata portion of the other investment company's expenses, including advisory fees. These expenses would be in addition to the advisory and other expenses that the Fund bears directly in connection with its own operations. Each Fund also may invest its uninvested cash reserves in shares of one or more money market funds advised by Dreyfus. Such investments will not be subject to the limitations described above, except that a Fund's aggregate investment of uninvested cash reserves in such money market funds may not exceed 25% of its total assets.

Exchange-Traded Funds. (All Funds) Each Fund may invest in shares of exchange-traded investment companies (collectively, "ETFs") which are designed to provide investment results corresponding to an equity index. These may include Standard & Poor's Depositary Receipts ("SPDRs"), DIAMONDS, Nasdaq-100 Index Tracking Stock (also referred to as "Nasdaq 100 Shares") and iShares exchange-traded funds ("iShares"). ETFs usually are units of beneficial interest in an investment trust or represent undivided ownership interests in a portfolio of securities, in each case with respect to a portfolio of all or substantially all of the component common stocks of, and in substantially the same weighting as, the relevant benchmark index. The benchmark indices of SPDRs, DIAMONDS and Nasdaq-100 Shares are the Standard & Poor's 500 Stock Index, the Dow Jones Industrial Average and the Nasdaq-100 Index, respectively. The benchmark index for iShares varies, generally corresponding to the name of the particular iShares fund. ETFs are designed to provide investment results that generally correspond to the price and yield performance of the component stocks of the benchmark index. ETFs are listed on an exchange and trade in the secondary market on a per-share basis.

The values of ETFs are subject to change as the values of their respective component common stocks fluctuate according to market volatility. Investments in ETFs involve certain inherent risks generally associated with investments in a broadly based portfolio of common stocks, including the risk that the general level of stock prices may decline, thereby adversely affecting the value of ETFs invested in by a Fund. Moreover, a Fund's investments in ETFs may not exactly match the performance of a direct investment in the respective indices to which they are intended to correspond due to the temporary unavailability of certain index securities in the secondary market or other extraordinary circumstances, such as discrepancies with respect to the weighting of securities.

Illiquid Securities. (All Funds) Each Fund may invest up to 15% of the value of its net assets in securities as to which a liquid trading market does not exist, provided such investments are consistent with the Fund's investment objective. These securities may include securities that are not readily marketable, such as securities that are subject to legal or contractual restrictions on resale, repurchase agreements providing for settlement in more than seven days after notice, and certain privately negotiated, non-exchange traded options and securities used to cover such

options. As to these securities, the Fund is subject to a risk that should it desire to sell them when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Fund's net assets could be adversely affected.

Money Market Instruments. (All Funds) When the Investment Adviser determines that adverse market conditions exist, a Fund may adopt a temporary defensive position and invest up to 100% of its assets in money market instruments, including U.S. Government securities, repurchase agreements, bank obligations and commercial paper. A Fund also may purchase money market instruments when it has cash reserves or in anticipation of taking a market position.

Investment Techniques

The following information supplements for each Fund (except as noted) and should be read in conjunction with the relevant Fund's Prospectus.

Foreign Currency Transactions. (All Funds) A Fund may enter into foreign currency transactions for a variety of purposes, including: to fix in U.S. dollars, between trade and settlement date, the value of a security the Fund has agreed to buy or sell; to hedge the U.S. dollar value of securities the Fund already owns, particularly if it expects a decrease in the value of the currency in which the foreign security is denominated; or to gain exposure to the foreign currency in an attempt to realize gains.

Foreign currency transactions may involve, for example, a Fund's purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies. A short position would involve the Fund agreeing to exchange an amount of a currency it did not currently own for another currency at a future date in anticipation of a decline in the value of the currency sold relative to the currency the Fund contracted to receive. A Fund's success in these transactions will depend principally on the ability of the Investment Adviser to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

Currency exchange rates may fluctuate significantly over short periods of time. They generally are determined by the forces of supply and demand in the foreign exchange markets and the relative merits of investments in different countries, actual or perceived changes in interest rates and other complex factors, as seen from an international perspective. Currency exchange rates also can be affected unpredictably by intervention, or failure to intervene, by U.S. or foreign governments or central banks, or by currency controls or political developments in the United States or abroad. Each of Dreyfus Premier International Equity Fund and Dreyfus Premier International Small Cap Fund may seek to take advantage of changes in currency exchange rates in an effort to realize additional capital appreciation. Dreyfus Premier Small Cap Equity Fund has no current intention of engaging in foreign currency transactions.

Short-Selling. (All Funds) In these transactions, a Fund sells a security it does not own in anticipation of a decline in the market value of the security. To complete the transaction, the Fund must borrow the security to make delivery to the buyer. The Fund is obligated to replace the security borrowed by purchasing it subsequently at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was

sold by the Fund, which would result in a loss or gain, respectively. A Fund also may make short sales "against the box," in which the Fund enters into a short sale of a security it owns.

A Fund will not sell securities short if, after effect is given to any such short sale, the total market value of all securities sold short would exceed 5% of the value of a Fund's net assets.

Until the Fund closes its short position or replaces the borrowed security, the Fund will: (a) segregate permissible liquid assets in an amount that, together with the amount provided as collateral, always equals the current value of the security sold short; or (b) otherwise cover its short position.

Borrowing Money. (All Funds) Each Fund is permitted to borrow to the extent permitted under the 1940 Act, which permits an investment company to borrow in an amount up to 33-1/3% of the value of its total assets. Dreyfus Premier International Equity Fund, however, currently intends to borrow money only for temporary or emergency (not leveraging) purposes, in an amount up to 15% of the value of its total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While such borrowings exceed 5% of the Fund's total assets, the Fund will not make any additional investments.

Leverage. (All Funds, except Dreyfus Premier International Equity Fund) Leveraging (buying securities using borrowed money) exaggerates the effect on net asset value of any increase or decrease in the market value of a Fund's portfolio. These borrowings will be subject to interest costs which may or may not be recovered by appreciation of the securities purchased; in certain cases, interest costs may exceed the return received on the securities purchased. For borrowings for investment purposes, the 1940 Act requires a Fund to maintain continuous asset coverage (total assets including borrowings, less liabilities exclusive of borrowings) of 300% of the amount borrowed. If the required coverage should decline as a result of market fluctuations or other reasons, the Fund may be required to sell some of its portfolio holdings within three days to reduce the amount of its borrowings and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint to sell securities at that time. The Fund also may be required to maintain minimum average balances in connection with such borrowing or pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

A Fund may enter into reverse repurchase agreements with banks, broker/dealers or other financial institutions. This form of borrowing involves the transfer by the Fund of an underlying debt instrument in return for cash proceeds based on a percentage of the value of the security. The Fund retains the right to receive interest and principal payments on the security. At an agreed upon future date, the Fund repurchases the security at principal plus accrued interest. As a result of these transactions, the Fund is exposed to greater potential fluctuations in the value of its assets and its net asset value per share. To the extent a Fund enters into a reverse repurchase agreement, the Fund will segregate permissible liquid assets at least equal to the aggregate amount of its reverse repurchase obligations, plus accrued interest, in certain cases, in accordance with releases promulgated by the Securities and Exchange Commission. The Securities and Exchange Commission views reverse repurchase transactions as collateralized borrowings by a Fund. Except for these transactions, the Fund's borrowings generally will be unsecured.

Derivatives. (All Funds) Each Fund may invest in, or enter into, derivatives, such as options and futures and options on future contracts, swaps and credit derivatives, for a variety of reasons, including to hedge certain market risks, to provide a substitute for purchasing or selling particular securities or to increase potential income gain. Derivatives may provide a cheaper, quicker or more specifically focused way for a Fund to invest than "traditional" securities would.

Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole. Derivatives permit a Fund to increase or decrease the level of risk, or change the character of the risk, to which its portfolio is exposed in much the same way as the Fund can increase or decrease the level of risk, or change the character of the risk, of its portfolio by making investments in specific securities. However, derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on the Fund's performance.

If a Fund invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Fund's return or result in a loss. The Fund also could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

Neither the Portfolios nor any of the Funds will be a commodity pool. In addition, the Portfolio Trust has claimed an exclusion from the definition of commodity pool operator and, therefore, is not subject to registration or regulation as a pool operator under the Commodity Exchange Act.

Derivatives may be purchased on established exchanges or through privately negotiated transactions referred to as over-the-counter derivatives. Exchange-traded derivatives generally are guaranteed by the clearing agency which is the issuer or counterparty to such derivatives. This guarantee usually is supported by a daily variation margin system operated by the clearing agency in order to reduce overall credit risk. As a result, unless the clearing agency defaults, there is relatively little counterparty credit risk associated with derivatives purchased on an exchange. In contrast, no clearing agency guarantees over-the-counter derivatives. Therefore, each party to an over-the-counter derivative bears the risk that the counterparty will default. Accordingly, the Investment Adviser will consider the creditworthiness of counterparties to over-the-counter derivatives in the same manner as it would review the credit quality of a security to be purchased by a Fund. Over-the-counter derivatives are less liquid than exchange-traded derivatives since the other party to the transaction may be the only investor with sufficient understanding of the derivative to be interested in bidding for it.

Futures Transactions--In General. Each Fund may enter into futures contracts in U.S. domestic markets or, if applicable, on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits a Fund might realize in trading could be eliminated by adverse changes in the

currency exchange rate, or the Fund could incur losses as a result of those changes. Transactions on foreign exchanges may include commodities which are traded on domestic exchanges or those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the Commodity Futures Trading Commission.

Engaging in these transactions involves risk of loss to a Fund which could adversely affect the value of the Fund's net assets. Although each of these Funds intends to purchase or sell futures contracts only if there is an active market for such contracts, no assurance can be given that a liquid market will exist for any particular contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses.

Successful use of futures and options with respect thereto by a Fund also is subject to the ability of the Investment Adviser to predict correctly movements in the direction of the relevant market and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the securities being hedged and the price movements of the futures contract. For example, if a Fund uses futures to hedge against the possibility of a decline in the market value of securities held in its portfolio and the prices of such securities instead increase, the Fund will lose part or all of the benefit of the increased value of securities which it has hedged because it will have offsetting losses in its futures positions. Furthermore, if in such circumstances the Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements. A Fund may have to sell such securities at a time when it may be disadvantageous to do so.

Pursuant to regulations and/or published positions of the Securities and Exchange Commission, a Fund may be required to segregate permissible liquid assets to cover its obligations relating to its transactions in derivatives. To maintain this required cover, the Fund may have to sell portfolio securities at disadvantageous prices or times since it may not be possible to liquidate a derivative position at a reasonable price. In addition, the segregation of such assets will have the effect of limiting the Fund's ability otherwise to invest those assets.

Specific Futures Transactions. A Fund may purchase and sell stock index futures contracts. A stock index future obligates a Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in such securities on the next business day.

A Fund may purchase and sell interest rate futures contracts. An interest rate future obligates the Fund to purchase or sell an amount of a specific debt security at a future date at a specific price.

A Fund may purchase and sell currency futures. A foreign currency future obligates the Fund to purchase or sell an amount of a specific currency at a future date at a specific price.

A Fund may make investments in Eurodollar contracts. Eurodollar contracts are U.S. dollar-denominated futures contracts or options thereon which are linked to the London Interbank Offered Rate ("LIBOR"), although foreign currency-denominated instruments are available from time to time. Eurodollar futures contracts enable purchasers to obtain a fixed rate for the lending of funds and sellers to obtain a fixed rate for borrowings. A Fund might use Eurodollar futures contracts and options thereon to hedge against changes in LIBOR, to which many interest rate swaps and fixed-income instruments are linked.

Swaps. Each Fund may enter into equity, interest rate, index and currency swap agreements in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if the Fund had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount" (i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate), or in a "basket" of securities representing a particular index. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or "cap"; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or "floor"; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

Most swap agreements entered into by the Fund would calculate the obligations of the parties to the agreement on a "net basis." Consequently, the Fund's current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). These transactions do not involve the delivery of securities or other underlying assets or principal. Accordingly, the risk of loss with respect to swaps is limited to the net amount of interest payments that the Fund is contractually obligated to make. If the other party to a swap defaults, the Fund's risk of loss consists of the net amount of payments that the Fund contractually is entitled to receive.

Credit Derivatives. Each Fund may engage in credit derivative transactions, such as those involving default price risk derivatives and market spread derivatives. Default price risk derivatives are linked to the price of reference securities or loans after a default by the issuer or borrower, respectively. Market spread derivatives are based on the risk that changes in market factors, such as credit spreads, can cause a decline in the value of a security, loan or index. There are three basic transactional forms for credit derivatives: swaps, options and structured instruments. The use of credit derivatives is a highly specialized activity which involves strategies and risks different from those associated with ordinary portfolio security transactions. If the Investment Adviser is incorrect in its forecasts of default risks, market spreads or other applicable factors, the investment performance of the Fund would diminish compared with what it would have been if these techniques were not used. Moreover, even if the Investment Adviser is correct in its forecasts, there is a risk that a credit derivative position may correlate imperfectly

with the price of the asset or liability being hedged. The Fund's risk of loss in a credit derivative transaction varies with the form of the transaction. For example, if the Fund purchases a default option on a security, and if no default occurs with respect to the security, the Fund's loss is limited to the premium it paid for the default option. In contrast, if there is a default by the grantor of a default option, the Fund's loss will include both the premium it paid for the option and the decline in value of the underlying security that the default option hedged.

Options--In General. Each Fund may purchase and write (i.e., sell) call and put option contracts. A Fund will not sell put options if, as a result, more than 50% of the Fund's total assets would be required to be segregated to cover its potential obligations under such put options other than those with respect to futures and options thereon. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security or securities at the exercise price at any time during the option period, or at a specific date. Conversely, a put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security or securities at the exercise price at any time during the option period, or at a specific date.

A covered call option written by a Fund is a call option with respect to which the Fund owns the underlying security or otherwise covers the transaction by segregating permissible liquid assets. A put option written by a Fund is covered when, among other things, the Fund segregates permissible liquid assets having a value equal to or greater than the exercise price of the option to fulfill the obligation undertaken. The principal reason for writing covered call and put options is to realize, through the receipt of premiums, a greater return than would be realized on the underlying securities alone. A Fund receives a premium from writing covered call or put options which it retains whether or not the option is exercised.

There is no assurance that sufficient trading interest to create a liquid secondary market on a securities exchange will exist for any particular option or at any particular time, and for some options no such secondary market may exist. A liquid secondary market in an option may cease to exist for a variety of reasons. In the past, for example, higher than anticipated trading activity or order flow, or other unforeseen events, at times have rendered certain of the clearing facilities inadequate and resulted in the institution of special procedures, such as trading rotations, restrictions on certain types of orders or trading halts or suspensions in one or more options. There can be no assurance that similar events, or events that may otherwise interfere with the timely execution of customers' orders, will not recur. In such event, it might not be possible to effect closing transactions in particular options. If, as a covered call option writer, the Fund is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise or it otherwise covers its position.

Specific Options Transactions. A Fund may purchase and sell call and put options in respect of specific securities (or groups or "baskets" of specific securities) or stock indices listed on national securities exchanges or traded in the over-the-counter market. An option on a stock index is similar to an option in respect of specific securities, except that settlement does not occur by delivery of the securities comprising the index. Instead, the option holder receives an amount of cash if the closing level of the stock index upon which the option is based is greater than in the case of a call, or less than in the case of a put, the exercise price of the option. Thus,

the effectiveness of purchasing or writing stock index options will depend upon price movements in the level of the index rather than the price of a particular stock.

A Fund may purchase and sell call and put options on foreign currency. These options convey the right to buy or sell the underlying currency at a price which is expected to be lower or higher than the spot price of the currency at the time the option is exercised or expires.

A Fund may purchase cash-settled options on equity index swaps in pursuit of its investment objective. Equity index swaps involve the exchange by the Fund with another party of cash flows based upon the performance of an index or a portion of an index of securities which usually includes dividends. A cash-settled option on a swap gives the purchaser the right, but not the obligation, in return for the premium paid, to receive an amount of cash equal to the value of the underlying swap as of the exercise date. These options typically are purchased in privately negotiated transactions from financial institutions, including securities brokerage firms.

Successful use by a Fund of options will be subject to the ability of the Investment Adviser to predict correctly movements in the prices of individual stocks, the stock market generally or foreign currencies. To the extent such predictions are incorrect, the Fund may incur losses.

Combined Transactions. Each Fund may enter into multiple transactions, including multiple options transactions, multiple futures transactions, multiple swap transactions, and multiple interest rate transactions, structured notes and any combination of futures, options, swaps, currency, multiple currency transactions (including forward currency contracts) and interest rate transactions ("component" transactions), instead of a single strategic transaction, as part of a single or combined strategy when, in the opinion of the Investment Adviser, it is in the best interests of the Fund to do so. A combined transaction will usually contain elements of risk that are present in each of its component transactions. Although combined transactions are normally entered into based on the Investment Adviser's judgment that the combined strategies will reduce risk or otherwise more effectively achieve the desired portfolio management goal, it is possible that the combination will instead increase such risks or hinder achievement of the portfolio management objective.

Future Developments. (All Funds) A Fund may take advantage of opportunities in options and futures contracts and options on futures contracts and any other derivatives which are not presently contemplated for use by the Fund or which are not currently available but which may be developed, to the extent such opportunities are both consistent with the Fund's investment objective and legally permissible for the Fund. Before entering into such transactions or making any such investment, the Fund will provide appropriate disclosure in its Prospectus or this Statement of Additional Information.

Lending Portfolio Securities. (All Funds) Each Fund may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. In connection with such loans, the Fund remains the owner of the loaned securities and continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities. The Fund also has the right to terminate a loan at any time. The Fund may call the loan to vote proxies if a material issue affecting the Fund's investment is to be voted upon. Loans of portfolio securities may not

exceed 33-1/3% of the value of the Fund's total assets (including the value of all assets received as collateral for the loan). The Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. If the collateral consists of a letter of credit or securities, the borrower will pay the Fund a loan premium fee. If the collateral consists of cash, the Fund will reinvest the cash and pay the borrower a pre-negotiated fee or "rebate" from any return earned on the investment. Should the borrower of the securities fail financially, the Fund may experience delays in recovering the loaned securities or exercising its rights in the collateral. Loans are made only to borrowers that are deemed by the Investment Adviser to be of good financial standing. In a loan transaction, the Fund will also bear the risk of any decline in value of securities acquired with cash collateral. A Fund will minimize this risk by limiting the investment of cash collateral to repurchase agreements or other high quality instruments with short maturities.

Forward Commitments. (All Funds) Each Fund may purchase securities on a forward commitment, when-issued or delayed-delivery basis, which means that delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable on a forward commitment, when-issued or delayed-delivery security are fixed when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund will commit to purchase such securities only with the intention of actually acquiring the securities, but the Fund may sell these securities before the settlement date if it is deemed advisable. The Fund will segregate permissible liquid assets at least equal at all times to the amount of the Fund's purchase commitments.

Securities purchased on a forward commitment, when-issued or delayed-delivery basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities purchased on a forward commitment, when-issued or delayed-delivery basis may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a forward commitment, when-issued or delayed-delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed-delivery basis when the Fund is fully or almost fully invested may result in greater potential fluctuation in the value of the Fund's net assets and its net asset value per share.

Certain Investment Considerations and Risks

Equity Securities. (All Funds) Equity securities, including common stock, preferred stock, convertible securities and warrants, fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced. Changes in the value of a Fund's investments will result in changes in the value of its shares and thus the Fund's total return to investors.

Dreyfus Premier Small Cap Equity Fund and Dreyfus Premier International Small Cap Fund purchase securities of small capitalization companies. The stock prices of these companies

may be subject to more abrupt or erratic market movements than the stocks of larger, more established companies, because these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. Dreyfus Premier Small Cap Equity Fund and Dreyfus Premier International Small Cap Fund each will invest at least 80% of its assets in such securities or companies. The Funds, together with other investment companies advised by the Investment Adviser and its affiliates, may own significant positions in portfolio companies which, depending on market conditions, may affect adversely a Fund's ability to dispose of some or all of its position should it desire to do so.

A Fund may purchase securities of companies which have no earnings or have experienced losses. A Fund generally will make these investments based on a belief that actual anticipated products or services will produce future earnings. If the anticipated event is delayed or does not occur, or if investor perception about the company change, the company's stock price may decline sharply and its securities may become less liquid.

The Funds may invest in securities issued by companies in the technology sector, which has been among the most volatile sectors of the stock market. Technology companies involve greater risk because their revenues and earnings tend to be less predictable (and some companies may be experiencing significant losses) and their share prices tend to be more volatile. Certain technology companies may have limited product lines, markets or financial resources, or may depend on a limited management group. In addition, these companies are strongly affected by worldwide technological developments, and their products and services may not be economically successful or may quickly become outdated. Investor perception may play a greater role in determining the day-to-day value of technology stocks than it does in other sectors. Fund investments made in anticipation of future products and services may decline dramatically in value if the anticipated products or services are delayed or canceled.

The Funds may purchase securities of companies in initial public offerings ("IPOs") or shortly thereafter. An IPO is a corporation's first offering of stock to the public. Shares are given a market value reflecting expectations for the corporation's future growth. Special rules of the National Association of Securities Dealers, Inc. apply to the distribution of IPOs. Corporations offering IPOs generally have limited operating histories and may involve greater investment risk. The prices of these companies' securities may be very volatile, sometimes rising and falling rapidly based solely on investor perceptions rather than economic reasons.

Fixed-Income Securities. (All Funds) Each Fund may invest up to 20% of its net assets in fixed-income securities, such as bonds, notes, Eurodollar securities and other debt obligations issued by the U.S. government, its agencies, authorities and sponsored enterprises, foreign governments and their political subdivisions, and corporate issuers located in or doing business in foreign countries, rated at the time of investment A or better by a rating agency or, if unrated, determined by the Investment Adviser to be of comparable credit quality. Even though interest-bearing securities are investments which promise a stable stream of income, the prices of such securities are inversely affected by changes in interest rates and, therefore, are subject to the risk of market price fluctuations. The values of fixed-income securities also may be affected by changes in the credit rating or financial condition of the issuer. In addition, each Fund may invest up to 5% of its net assets in fixed-income securities rated Baa- by Moody's Investors Service, Inc. and BBB- by Standard & Poor's Ratings Services and Fitch Ratings, which may be subject to such risks with respect to the issuing entity and to greater market fluctuations than

certain lower yielding, higher rated fixed-income securities. Once the rating of a portfolio security has been changed, the Fund will consider all circumstances deemed relevant in determining whether to continue to hold the security.

Foreign Securities. (All Funds) Dreyfus Premier International Equity Fund and Dreyfus Premier International Small Cap Fund may invest in foreign securities without limit. Dreyfus Premier Small Cap Equity Fund may invest up to 15% of its total assets in foreign securities, including securities of foreign issuers that trade on a U.S. exchange or in the U.S. OTC market. Foreign securities markets generally are not as developed or efficient as those in the United States. Securities of some foreign issuers are less liquid and more volatile than securities of comparable U.S. issuers. Similarly, volume and liquidity in most foreign securities markets are less than in the United States and, at times, volatility of price can be greater than in the United States.

Because evidences of ownership of such securities usually are held outside the United States, the Fund will be subject to additional risks which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the foreign securities to investors located outside the country of the issuer, whether from currency blockage or otherwise. Moreover, foreign securities held by the Fund may trade on days when the Fund does not calculate its net asset value and thus affect the Fund's net asset value on days when investors have no access to the Fund.

Developing countries have economic structures that are generally less diverse and mature, and political systems that are less stable than those of developed countries. The markets of developing countries may be more volatile than the markets of more mature economies; however, such markets may provide higher rates of return to investors. Many developing countries providing investment opportunities for the Fund have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have adverse effects on the economies and securities markets of certain of these countries.

Since foreign securities often are purchased with and payable in currencies of foreign countries, the value of these assets as measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and exchange control regulations.

Simultaneous Investments. (All Funds) Investment decisions for each Fund are made independently from those of the other investment companies advised by the Investment Adviser. If, however, such other investment companies desire to invest in, or dispose of, the same securities as a Fund, available investments or opportunities for sales will be allocated equitably to each investment company. Pursuant to written trade allocation procedures, portfolio managers and trading desks of the Investment Adviser will ordinarily seek to aggregate (or "bunch") orders that are placed or received concurrently for more than one investment company or account. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund. Each Fund, together with other investment companies advised by the Investment Adviser and its affiliates, may own significant positions in portfolio companies which, depending on market conditions, may affect adversely a Fund's ability to dispose of some or all of its positions should it desire to do so.

Investment Restrictions

Under normal circumstances, Dreyfus Premier Small Cap Equity Fund invests in a corresponding Portfolio which invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-cap U.S. companies as described in its Prospectus. Under normal circumstances, Dreyfus Premier International Equity Fund invests in a corresponding Portfolio which invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies located in the foreign countries represented in the Morgan Stanley Capital International Europe, Australasia and Far East (EAFE®) Index and Canada. Under normal circumstances, Dreyfus Premier International Small Cap Fund invests in a corresponding Portfolio which invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies that are located in foreign countries represented in, and which, at the time of purchase, have total market capitalizations that fall in the range of the capitalizations of the companies that comprise, the Citigroup Extended Market (EM) Ex-U.S. Index[sm] as described in its Prospectus. Each Fund has adopted a policy to provide its shareholders with at least 60 days' prior notice of any change in its policy to so invest 80% of its assets.

The Company has adopted investment restrictions numbered 1 through 9 as fundamental policies which cannot be changed, as to a Fund, without approval by the holders of a majority (as defined in the 1940 Act) of such Fund's outstanding voting shares. Investment restrictions numbered 10 through 12 are not fundamental policies and may be changed by a vote of a majority of the Company's Board members at any time. No Fund may:

1. Invest more than 25% of the value of its total assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

2. With respect to 75% of its total assets, purchase securities of an issuer (other than the U.S. Government, its agencies, instrumentalities or authorities or repurchase agreements collateralized by U.S. Government securities and other investment companies), if: (a) such purchase would cause more than 5% of the Fund's total assets taken at market value to be invested in the securities of such issuer; or (b) such purchase would at the time result in more than 10% of the outstanding voting securities of such issuer being held by the Fund.

3. Invest in commodities or commodities contracts, except that the Fund may purchase and sell options, forward contracts, futures contracts, including those related to indices, and options on futures contracts or indices and enter into swaps and other derivatives.

4. Purchase, hold or deal in real estate, or oil, gas or other mineral leases or exploration or development programs, but the Fund may purchase and sell securities that are secured by real estate or issued by companies that invest or deal in real estate or real estate investment trusts.

5. Lend any securities or make loans to others, except to the extent permitted under the 1940 Act (which currently limits such loans to no more than 33-1/3% of the value of the Fund's total assets) or as otherwise permitted by the Securities and Exchange Commission. For

purposes of this Investment Restriction, the purchase of debt obligations (including acquisitions of loans, loan participations or other forms of debt instruments) and the entry into repurchase agreements shall not constitute loans by the Fund. Any loans of portfolio securities will be made according to guidelines established by the Securities and Exchange Commission and the Fund's Board.

6.   Act as an underwriter of securities of other issuers, except to the extent the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, by virtue of disposing of portfolio securities.

7.   Issue any senior security (as such term is defined in Section 18(f) of the 1940 Act), except insofar as the Fund may be deemed to have issued a senior security by reason of borrowing money in accordance with the Fund's borrowing policies. For purposes of this Investment Restriction, collateral, escrow, or margin or other deposits with respect to the making of short sales, the purchase or sale of futures contracts or options, purchase or sale of forward foreign currency contracts, and the writing of options on securities are not deemed to be an issuance of senior security.

8.   Purchase securities on margin, except for use of short-term credit necessary for clearance of purchases and sales of portfolio securities, but the Fund may make margin deposits in connection with transactions in options, forward contracts, futures contracts, and options on futures contracts, and except that effecting short sales will be deemed not to constitute a margin purchase for purposes of this Investment Restriction.

9.   Borrow money, except to the extent permitted under the 1940 Act (which currently limits borrowing to no more than 33-1/3% of the value of the Fund's total assets). For purposes of this Investment Restriction, the entry into options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices shall not constitute borrowing.

10.   Invest in the securities of a company for the purpose of exercising management or control, but the Fund will vote the securities it owns in its portfolio as a shareholder in accordance with its views.

11.   Purchase securities of other investment companies, except to the extent permitted under the 1940 Act.

12.   Invest more than 15% of its net assets in securities which are illiquid.

Notwithstanding any other fundamental or non-fundamental investment restriction or policy, each Fund may invest all of its assets in the securities of a single open-end registered investment company with substantially the same fundamental investment objectives, restrictions and policies as the Fund.

If a percentage restriction is adhered to at the time of investment, a later change in percentage resulting from a change in values or assets will not constitute a violation of such restriction. With respect to Investment Restriction No. 9, however, if borrowings exceed 33-1/3% of the value of a Fund's total assets as a result of changes in values or assets, the Fund must take steps to reduce such borrowings at least to the extent of such excess.

The Company and Dreyfus have received an exemptive order from the Securities and Exchange Commission which, among other things, permits each Fund to use uninvested cash to purchase shares of one or more registered money market funds advised by Dreyfus or its affiliates in excess of limitations imposed by the 1940 Act.

MANAGEMENT OF THE COMPANY

The Company's Board is responsible for the management and supervision of the Funds, and approves all significant agreements with those companies that furnish services to the Funds. These companies are as follows:

The Dreyfus Corporation	Administrator
Mellon Bank, N.A.	Sub-Administrator and Custodian
Dreyfus Service Corporation	Distributor
Dreyfus Transfer, Inc.	Transfer Agent

Board members of the Company, together with information as to their positions with the Company, principal occupations and other board memberships and affiliations, are shown below.

Board Members of the Company[1]

Name (Age) Position with Company (Since)	Principal Occupation During Past 5 Years	Other Board Memberships and Affiliations
Joseph S. DiMartino (60) Chairman of the Board (2003)	Corporate Director and Trustee	The Muscular Dystrophy Association, *Director* Levcor International, Inc., an apparel fabric processor, *Director* Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, *Director* The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, *Director*
David W. Burke (67) Board Member (2003)	Corporate Director and Trustee	John F. Kennedy Library Foundation, *Director* U.S.S. Constitution Museum, *Director*
William Hodding Carter III (68) Board Member (2003)	President and Chief Executive Officer of the John S. and James L. Knight Foundation (1998 – present)	Independent Sector, *Director* The Century Foundation, *Director* The Enterprise Corporation of the Delta, *Director* Foundation of the Mid-South, *Director*

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[1] None of the Board members are "interested persons" of the Company, as defined in the 1940 Act.

Name (Age) Position with Company (Since)	Principal Occupation During Past 5 Years	Other Board Memberships and Affiliations
Ehud Houminer (63) Board Member (2003)	Professor and Executive-in-Residence at the Columbia Business School, Columbia University Principal of Lear, Yavitz and Associates, a management consulting firm, from 1996 to 2001	Avnet Inc., an electronics distributor, *Director* International Advisory Board to the MBA Program School of Management, Ben Gurian University, *Chairman* Explore Charter School, Brooklyn, NY, *Chairman*
Richard C. Leone (63) Board Member (2003)	President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax exempt research foundation engaged in the study of economic, foreign policy and domestic issues	None
Hans C. Mautner (66) Board Member (2003)	President-International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998 – present), Director and Vice Chairman of Simon Property Group (1998-2003), Chairman and Chief Executive Officer of Simon Global Limited (1999 – present)	None
Robin A. Pringle (40) Board Member (2003)	Senior Vice President of Mentor/ National Mentoring Partnership, a national non-profit organization that is leading the movement to connect America's young people with caring mentors	None
John E. Zuccotti (66) Board Member (2003)	Chairman of Brookfield Financial Properties, Inc.	None

Board members are elected to serve for an indefinite term. The Company has standing audit, nominating and compensation committees, each comprised of its Board members who are not "interested persons" of the Company, as defined in the 1940 Act. The function of the audit committee is to oversee the Company's financial and reporting policies and certain internal control matters; the function of the nominating committee is to select and nominate all candidates who are not "interested persons" of the Company for election to the Company's Board; and the function of the compensation committee is to establish the appropriate

compensation for serving on the Board. The nominating committee does not normally consider nominees recommended by shareholders. The Company also has a standing pricing committee comprised of any one Board member. The function of the pricing committee is to assist in valuing the Funds' investments. The audit committee met twice during the fiscal period ended September 30, 2003. The valuation, compensation, pricing and nominating committees had no meetings during the last fiscal period.

The table below indicates the dollar range of each Board member's ownership of Fund shares and shares of other funds in the Dreyfus Family of Funds for which he or she is a Board member, in each case as of December 31, 2003.

	Joseph S. DiMartino	David W. Burke	William Hodding Carter III	Ehud Houminer	Richard C. Leone	Hans C. Mautner	Robin A. Pringle	John E. Zuccotti
Dreyfus Premier Small Cap Equity Fund	None	None	None	None	None	None	None	None
Dreyfus Premier International Equity Fund	None	None	None	None	None	None	None	None
Dreyfus Premier International Small Cap Fund	None	None	None	None	None	None	None	None
Aggregate Holdings of Funds in the Dreyfus Family of Funds for which Responsible as a Board Member	Over $100,000	Over $100,000	None	Over $100,000	Over $100,000	Over $100,000	$1 - $10,000	Over $100,000

As of December 31, 2003, none of the Board members or their immediate family members owned securities of the Investment Adviser, the Administrator, the Distributor or any person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the Investment Adviser, Administrator, or the Distributor.

The Company pays its Board members its allocated portion of an annual retainer of $30,000 and a per meeting fee of $4,000 (with a minimum of $500 per meeting and per telephone meeting) attended for the Company and seven other funds (comprised of 11 portfolios) in the Dreyfus Family of Funds, and reimburses them for their expenses. The Chairman of the Board receives an additional 25% of such compensation. Emeritus Board members are entitled to receive an annual retainer and a per meeting attended fee of one-half the amount paid to them as Board members. The aggregate amount of compensation paid to each Board member by the Company for the fiscal period ending September 30, 2003, and by all funds in the Dreyfus Family of Funds for which such person is a Board member (the number of portfolios of such funds is set forth in parenthesis next to each Board member's total compensation) during the year ended December 31, 2003, was as follows:

Name of Board Member	Aggregate Compensation From the Company*	Total Compensation From the Company and Fund Complex Paid To Board Member[**]
Joseph S. DiMartino	N/A[+]	$800,305 (191)
David W. Burke	N/A[+]	$283,744 (84)

Name of Board Member	Aggregate Compensation From the Company*	Total Compensation From the Company and Fund Complex Paid To Board Member[**]
William Hodding Carter III	N/A[+]	$ 48,994 (11)
Ehud Houminer	N/A[+]	$894,494 (32)
Richard C. Leone	N/A[+]	$ 48,944 (11)
Hans C. Mautner	N/A[+]	$ 36,494 (11)
Robin A. Pringle	N/A[+]	$ 48,944 (11)
John E. Zuccotti	N/A[+]	$ 48,944 (11)

_____

[*] The Board members were reimbursed expenses for attending Board meetings, which amounted to $8,736 for all Board members as a group.

[**] Represents the number of portfolios comprising the investment companies in the Fund Complex, including the Funds, for which the Board members serve.

[+] Each Fund's pro rata allocation of the Board members' compensation from the Company was less than $1.00 for each of the three Board meetings held during the fiscal period ended September 30, 2003.

Officers of the Company

STEPHEN E. CANTER, President since October 2002. Chairman of the Board, Chief Executive Officer, and Chief Operating Officer of Dreyfus, and an officer of 95 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 58 years old and has been an employee of Dreyfus since May 1995.

STEPHEN R. BYERS, Executive Vice President since October 2002. Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President – Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since October 2002. Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 57 years old and has been an employee of Dreyfus since June 1977.

JOHN B. HAMMALIAN, Secretary since October 2002. Associate General Counsel of Dreyfus, and an officer of 37 investment companies (comprised of 46 portfolios) managed by Dreyfus. He is 40 years old and has been an employee of Dreyfus since February 1991.

JEFF PRUSNOFSKY, <u>Assistant Secretary since October 2002</u>. Associate General Counsel of Dreyfus, and an officer of 24 investment companies (comprised of 81 portfolios) managed by Dreyfus. He is 38 years old and has been an employee of Dreyfus since October 1990.

STEVEN F. NEWMAN, <u>Assistant Secretary since October 2002</u>. Assistant Secretary and Associate General Counsel of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 54 years old and has been an employee of Dreyfus since July 1980.

JAMES WINDELS, <u>Treasurer since October 2002</u>. Director Mutual Fund Accounting of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since April 1985.

KENNETH J. SANDGREN, <u>Assistant Treasurer since October 2002</u>. Mutual Fund Tax Director of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 49 years old and has been an employee of Dreyfus since June 1993.

RICHARD CASSARO, <u>Assistant Treasurer since October 2002</u>. Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 25 investment companies (comprised of 100 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since September 1982.

ROBERT SVAGNA, <u>Assistant Treasurer since October 2002</u>. Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 25 investment companies (comprised of 101 portfolios) managed by Dreyfus. He is 36 years old and has been an employee of Dreyfus since November 1990.

WILLIAM GERMENIS, <u>Anti-Money Laundering Compliance Officer since October 2002</u>. Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by Dreyfus. He is 33 years old and has been an employee of the Distributor since October 1998.

The address of each Board member and officer of the Company is 200 Park Avenue, New York, New York 10166.

The Company's Board members and officers, as a group, owned less than 1% of each Fund's voting securities outstanding on January 15, 2004. See "Information About the Company" for a list of shareholders known by the Company to own of record 5% or more of a Fund's outstanding securities as of January 15, 2004.

MANAGEMENT ARRANGEMENTS

<u>Portfolio Investment Adviser</u>. TBCAM serves as the investment adviser to the Portfolios pursuant to written investment advisory agreements. TBCAM, a Massachusetts limited liability

company, is a registered as an investment adviser under the Investment Advisers Act of 1940. TBCAM is a majority-owned subsidiary of Mellon Trust of New England, N.A. and is located at Mellon Financial Center, One Boston Place, Boston, Massachusetts 02108.

The following persons are principal executive officers and/or directors of TBCAM: Corey Griffin, Chief Executive Officer, President and a director; William Adam, Francis Antin, Stephen Canter, Peter Higgins, Edward Ladd, John Nagorniak, Ronald O'Hanley and Patrick Sheppard, directors.

Mellon Financial Corporation ("Mellon") is a global financial holding company incorporated under Pennsylvania law in 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended. Mellon provides a comprehensive range of financial products and services in domestic and selected international markets.

Subject to the supervision and direction of the Board of the Portfolio Trust, the Investment Adviser recommends investment decisions and places orders to purchase and sell securities for the Portfolios. Under the investment advisory agreements, the Investment Adviser is paid a fee for its services based upon a percentage of the Portfolio's average daily net asset value. The advisory fees are payable monthly.

Portfolio	Contractual Advisory Fee Rate (as a percentage of average daily net assets)
Small Cap Value Portfolio	0.80%
International Equity Portfolio	0.80%
International Small Cap Portfolio	1.00%

As to each Portfolio, the investment advisory agreement is subject to annual approval by (i) the Portfolio Trust's Board or (ii) vote of a majority (as defined in the 1940 Act) of the outstanding voting securities of such Portfolio, provided that in either event the continuance also is approved by a majority of the Board members who are not "interested persons" (as defined in the 1940 Act) of the Portfolio Trust or the Investment Adviser, by vote cast in person at a meeting called for the purpose of voting on such approval. As to each Portfolio, the investment advisory agreement is terminable without penalty, on 60 days' notice, by the Portfolio Trust's Board or by vote of the holders of a majority of such Portfolio's shares, or, on not less than 90 days' notice, by the Investment Adviser. The Agreement will terminate automatically, as to the relevant Portfolio, in the event of its assignment (as defined in the 1940 Act).

The Investment Adviser's Code of Ethics subjects its employees' personal securities transactions to various restrictions to ensure that such trading does not disadvantage any fund advised by the Investment Adviser. In that regard, portfolio managers and other investment personnel of the Investment Adviser must preclear and report their personal securities transactions and holdings, which are reviewed for compliance with the Investment Adviser's Code of Ethics and also are subject to the oversight of Mellon's Investment Ethics Committee. Portfolio managers and other investment personnel who comply with the preclearance and disclosure procedures of the Investment Adviser's Code of Ethics and the requirements of the

Committee may be permitted to purchase, sell or hold securities which also may be or are held in fund(s) they manage or for which they otherwise provide investment advice.

Pursuant to the investment advisory agreements, each Portfolio bears expenses of its operations other than those incurred by the Investment Adviser pursuant to the investment advisory agreement. Among other expenses, the Portfolios will pay for share pricing; custodian fees and expenses; legal and auditing fees and expenses; expenses of prospectuses, statements of additional information and shareholder reports; registration and reporting fees and expenses; and the Portfolio Trust's Board member fees and expenses.

Administrator. Pursuant to the Administration Agreement with the Company, Dreyfus maintains office facilities on behalf of the Funds, furnishes the Funds with clerical help and accounting, data processing, bookkeeping, internal auditing and legal services and certain other services required by the Funds, prepares reports to each Fund's shareholders, tax returns, reports to and filings with the Securities and Exchange Commission and state Blue Sky authorities, calculates the net asset value of each Fund's shares, and generally assists in all aspects of the Funds' operations, other than providing investment advice.

As to each Fund, the Administration Agreement continues until January 27, 2005 and thereafter is subject to annual approval by (i) the Company's Board or (ii) vote of a majority (as defined in the 1940 Act) of such Fund's outstanding voting securities, provided that in either event the continuance also is approved by a majority of the Company's Board members who are not "interested persons" (as defined in the 1940 Act) of the Company or Dreyfus, by vote cast in person at a meeting called for the purpose of voting on such approval. As to each Fund, the Administration Agreement is terminable without penalty, on 60 days' notice, by the Company's Board or by vote of the holders of a majority of such Fund's shares, or, on not less than 90 days' notice by Dreyfus. The Administration Agreement will terminate automatically, as to the relevant Fund, in the event of its assignment (as defined in the 1940 Act).

Dreyfus is a wholly-owned subsidiary of Mellon, and thus is an affiliate of the Investment Adviser.

The following persons are officers and/or directors of Dreyfus: Stephen E. Canter, Chairman of the Board, Chief Executive Officer, and Chief Operating Officer; Michael G. Millard, President and a director; Stephen R. Byers, Chief Investment Officer, Vice Chairman and a director; J. Charles Cardona, Vice Chairman and a director; J. David Officer, Vice Chairman and a director; Ronald P. O'Hanley III, Vice Chairman and a director; Diane P. Durnin, Executive Vice President; Mark N. Jacobs, Executive Vice President, General Counsel and Secretary; Patrice M. Kozlowski, Senior Vice President-Corporate Communications; Mary Beth Leibig, Vice President—Human Resources; Theodore A. Schachar, Vice President—Tax; Angela E. Price, Vice President; Wendy H. Strutt, Vice President; Ray Van Cott, Vice President—Information Systems; William H. Maresca, Controller; James Bitetto, Assistant Secretary; Steven F. Newman, Assistant Secretary; and Steven G. Elliott, David F. Lamere, Martin G. McGuinn and Richard W. Sabo, directors.

As compensation for Dreyfus' services as administrator, the Company has agreed to pay Dreyfus a monthly administration fee at the annual rate of 0.10% of the value of each Fund's average daily net assets. For the period from February 1, 2003 (commencement of operations)

through September 30, 2003, the administration fees payable by the Dreyfus Premier International Small Cap Fund, Dreyfus Premier International Equity Fund and Dreyfus Premier Small Cap Equity Fund to Dreyfus, as administrator, were $42, $53, and $56, respectively, all of which amounts were waived.

Dreyfus has engaged Mellon Bank, One Mellon Bank Center, Pittsburgh, PA 15258, to serve as sub-administrator to the Funds. Mellon Bank also acts as administrator to the Portfolios and other feeder funds that invest in the Portfolios. For its services, Dreyfus has agreed to pay Mellon Bank from the fees Dreyfus receives from the Funds pursuant to the Administration Agreement.

Company Expenses. All expenses incurred in the operation of the Company are borne by the Company, except to the extent specifically assumed by Dreyfus. The expenses borne by the Company include: organizational costs, taxes, interest, loan commitment fees, brokerage fees and commissions, if any, fees of Board members who are not officers, directors, employees or holders of 5% or more of the outstanding voting securities of Dreyfus or its affiliates, Securities and Exchange Commission fees, state Blue Sky qualification fees, administration fees, charges of custodians, transfer and dividend disbursing agents' fees, certain insurance premiums, industry association fees, outside auditing and legal expenses, costs of maintaining the Company's existence, costs of independent pricing services, costs attributable to investor services (including, without limitation, telephone and personnel expenses), costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders, costs of shareholders' reports and meetings, and any extraordinary expenses. In addition, each class of shares bears any class specific expenses allocated to such class, such as expenses related to the distribution and/or shareholder servicing of such class. The Funds' Class B, Class C and Class T shares are subject to an annual distribution fee, and Class A, Class B, Class C and Class T shares are subject to an annual service fee. See "Distribution Plan and Shareholder Services Plan." Expenses attributable to a particular Fund are charged against the assets of that Fund; other expenses of the Company are allocated among the Funds on the basis determined by the Board, including, but not limited to, proportionately in relation to the net assets of each Fund.

Distributor. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, located at 200 Park Avenue, New York, New York 10166, serves as each Fund's distributor on a best efforts basis pursuant to an agreement with the Company which is renewable annually.

There were no amounts retained on the sale of Fund shares by the Distributor from sales loads and from contingent deferred sales charges ("CDSC"), as applicable, with respect to Class A, Class B, Class C and Class T shares.

The Distributor compensates certain financial institutions (which may include banks), securities dealers ("Selected Dealers") and other industry professionals (collectively, "Service Agents") for selling Class B and Class C shares at the time of purchase from its own assets. The proceeds from any contingent deferred sales charge ("CDSC") and fees pursuant to the Fund's Distribution Plan (described below), in part, are used to defray these expenses. For purchases of Class A shares and Class T shares subject to a CDSC, the Distributor generally will pay Service Agents on new investments made through such Service Agents a commission of up to 1% of the

amount invested. For purchases of Class B shares and Class C shares, the Distributor generally will pay Service Agents on new investments made through such Service Agents a commission of up to 4% and 1%, respectively, of the net asset value of such shares purchased by their clients.

The Distributor may pay Service Agents that have entered into agreements with the Distributor a fee based on the amount invested through such Service Agents in Fund shares by employees participating in qualified or non-qualified employee benefit plans, including pension, profit-sharing and other deferred compensation plans, whether established by corporations, partnerships, non-profit entities or state and local governments ("Retirement Plans"), or other programs. The term "Retirement Plans" does not include IRAs, IRA "Rollover Accounts" or IRAs set up under a Simplified Employee Pension Plan ("SEP-IRAs"). Generally, the Distributor may pay such Service Agents a fee of up to 1% of the amount invested through the Service Agents. The Distributor, however, may pay Service Agents a higher fee and reserves the right to cease paying these fees at any time. The Distributor will pay such fees from its own funds, other than amounts received from a Fund, including past profits or any other source available to it. Sponsors of such Retirement Plans or the participants therein should consult their Service Agent for more information regarding any such fee payable to the Service Agent.

The Distributor, at its expense, may provide promotional incentives to dealers that sell shares of funds advised by Dreyfus or its affiliates which are sold with a sales load. In some instances, those incentives may be offered only to certain Service Agents who have sold or may sell significant amounts of shares.

Transfer and Dividend Disbursing Agent and Custodian. Dreyfus Transfer, Inc. (the "Transfer Agent"), a wholly-owned subsidiary of Dreyfus, 200 Park Avenue, New York, New York 10166, is the Company's transfer and dividend disbursing agent. Under a transfer agency agreement with the Company, the Transfer Agent arranges for the maintenance of shareholder account records for each Fund, the handling of certain communications between shareholders and the Fund and the payment of dividends and distributions payable by the Fund. For these services, the Transfer Agent receives a monthly fee computed on the basis of the number of shareholder accounts it maintains for each Fund during the month, and is reimbursed for certain out-of-pocket expenses.

Mellon Bank, N.A. (the "Custodian"), an affiliate of Dreyfus, One Mellon Bank Center, Pittsburgh, Pennsylvania 15258, acts as custodian for the investments of each Fund. The Custodian does not have any part in determining the investment policies of the Fund or which securities are to be purchased or sold by the Fund. Under a custody agreement with the Company, the Custodian holds the Fund's securities and keeps all necessary accounts and records. Dreyfus has agreed to pay the Custodian for its custody services provided to the Funds from the fees Dreyfus receives from the Funds pursuant to the Administrative Agreement as long as the Funds invest all of their investable assets in the Portfolios.

HOW TO BUY SHARES

General. Class A shares, Class B shares, Class C shares and Class T shares may be purchased only by clients of Service Agents, except that full-time or part-time employees of Dreyfus or any of its affiliates or subsidiaries, directors of Dreyfus, Board members of a fund advised by Dreyfus, including members of the Company's Board, or the spouse or minor child of

any of the foregoing may purchase Class A shares directly through the Distributor. Subsequent purchases may be sent directly to the Transfer Agent or your Service Agent. Share certificates are issued only upon your written request. No certificates are issued for fractional shares. The Company reserves the right to reject any purchase order.

Class R shares are offered only to (i) bank trust departments and other financial service providers (including Mellon Bank, N.A. and its affiliates) acting on behalf of their customers having a qualified trust or investment account or relationship at such institution, or to customers who have received and hold Class R shares of a Fund distributed to them by virtue of such an account or relationship, and (ii) institutional investors acting for themselves or in a fiduciary, advisory, agency, custodial or similar capacity for Retirement Plans and SEP-IRAs. Class R shares may be purchased for a Retirement Plan or SEP-IRA only by a custodian, trustee, investment manager or other entity authorized to act on behalf of such Retirement Plan or SEP-IRA. In addition, holders of Class R shares of a Fund who have held their shares since June 5, 2003 may continue to purchase Class R shares of the Fund for their existing accounts whether or not they would otherwise be eligible to do so. Institutions effecting transactions in Class R shares for the accounts of their clients may charge their clients direct fees in connection with such transactions.

When purchasing shares of a Fund, you must specify which Class is being purchased. Your Service Agent can help you choose the share class that is appropriate for your investment. The decision as to which Class of shares is most beneficial to you depends on a number of factors, including the amount and the intended length of your investment in the Fund. You should consider whether, during the anticipated life of your investment in the Fund, the accumulated Distribution Plan fee, Shareholder Services Plan fee and CDSC, if any, on Class B shares or Class C shares would be less than the accumulated Shareholder Services Plan fee and initial sales charge on Class A shares or the accumulated Distribution Plan fee, Shareholder Services Plan fee and initial sales charge on Class T shares, purchased at the same time, and to what extent, if any, such differential could be offset by the return on Class A shares and Class T shares, respectively. You may also want to consider whether, during the anticipated life of your investment in the Fund, the accumulated Distribution Plan fee, Shareholder Services Plan fee, and initial sales charge on Class T shares would be less than the accumulated Shareholder Services Plan fee and higher initial sales charge on Class A shares purchased at the same time, and to what extent, if any, such differential could be offset by the return of Class A. Additionally, investors qualifying for reduced initial sales charges who expect to maintain their investment for an extended period of time should consider purchasing Class A shares because the accumulated continuing Distribution Plan and Shareholder Services Plan fees on Class B shares or Class C shares and the accumulated Distribution Plan fee, Shareholder Services Plan fee and initial sales charge on Class T shares may exceed the accumulated Shareholder Services Plan fee and initial sales charge on Class A shares during the life of the investment. Finally, you should consider the effect of the CDSC period and any conversion rights of the Classes in the context of your own investment time frame. For example, while Class C shares have a shorter CDSC period than Class B shares, Class C shares do not have a conversion feature and, therefore, are subject to ongoing Distribution Plan and Shareholder Services Plan fees. Thus, Class B shares may be more attractive than Class C shares to investors with longer-term investment outlooks.

In many cases, neither the Distributor nor the Transfer Agent will have the information necessary to determine whether a quantity discount or discount or reduced sales charge is

applicable to a purchase. You or your Service Agent must notify the Distributor whenever a quantity discount or reduced sales charge is applicable to a purchase and must provide the Distributor with sufficient information at the time of purchase to verify that each purchase qualifies for the privilege or discount.

Service Agents may receive different levels of compensation for selling different Classes of shares. Management understands that some Service Agents may impose certain conditions on their clients which are different from those described in the relevant Fund's Prospectus and this Statement of Additional Information, and, to the extent permitted by applicable regulatory authority, may charge their clients direct fees. In addition, Service Agents or other third parties may receive payments from Dreyfus in connection with their offering of Fund shares to their customers, or for marketing, distribution or other services. The receipt of such payments could create an incentive for the third party to offer the Fund instead of other mutual funds where such payments are not received. You should consult your Service Agent in this regard.

The minimum initial investment in a Fund is $1,000. Subsequent investments must be at least $100. However, the minimum initial investment is $750 for Dreyfus-sponsored Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working souse, Roth IRAs, SEP-IRAs and rollover IRAs) and 403(b)(7) Plans with only one participant and $500 for Dreyfus-sponsored Education Savings Accounts, with no minimum for subsequent purchases. The initial investment must be accompanied by the Account Application. The Company reserves the right to offer Fund shares without regard to minimum purchase requirements to government-sponsored programs or to employees participating in certain qualified or non-qualified employee benefit plans or other programs where contributions or account information can be transmitted in a manner and form acceptable to the Company. The Company reserves the right to vary further the initial and subsequent investment minimum requirements at any time.

The Code imposes various limitations on the amount that may be contributed to certain Retirement Plans or government-sponsored programs. These limitations apply with respect to participants at the plan level and, therefore, do not directly affect the amount that may be invested in a Fund by a Retirement Plan or government-sponsored program. Participants and plan sponsors should consult their tax advisers for details.

Shares of each Fund also may be purchased through Dreyfus-Automatic Asset Builder®, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

Shares of each Fund are sold on a continuous basis. Net asset value per share is determined as of the close of trading on the floor of the New York Stock Exchange (usually 4:00 p.m., Eastern time), on days the New York Stock Exchange is open for regular business. For purposes of determining net asset value, certain options and futures contracts may be valued 15 minutes after the close of trading on the floor of the New York Stock Exchange. Net asset value per share of each Class is computed by dividing the value of the Fund's net assets represented by such Class (i.e., the value of its assets which is derived from Portfolio holdings, less liabilities)

by the total number of shares of such Class outstanding. For information regarding the methods employed in valuing the Portfolios' investments, see "Determination of Net Asset Value."

If an order is received in proper form by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund by the close of trading on the floor of the New York Stock Exchange (usually 4:00 p.m., Eastern time) on a business day, Fund shares will be purchased at the public offering price determined as of the closing of trading on the floor or the New York Stock Exchange on that day. Otherwise, Fund shares will be purchased at the public offering price determined as of the close of trading on the floor of the New York Stock Exchange on the next business day, except where shares are purchased through a dealer as provided below.

Orders for the purchase of Fund shares received by dealers by the close of trading on the floor of the New York Stock Exchange on any business day and transmitted to the Distributor or its designee by the close of its business day (usually 5:15 p.m., Eastern time) will be based on the public offering price per share determined as of the close of trading on the floor of the New York Stock Exchange on that day. Otherwise, the orders will be based on the next determined public offering price. It is the dealer's responsibility to transmit orders so that they will be received by the Distributor or its designee before the close of its business day. For certain institutions that have entered into agreements with the Distributor, payment for the purchase of Fund shares may be transmitted, and must be received by the Transfer Agent, within three business days after the order is placed. If such payment is not received within three business days after the order is placed, the order may be canceled and the institution could be held liable for resulting fees and/or losses.

Class A Shares. The public offering price for Class A shares is the net asset value per share of that Class plus a sales load as shown below:

	Total Sales Load – Class A		
Amount of Transactions	As a % of offering price per share	As a % of net asset value per share	Dealers' Reallowance as a % of offering price
Less than $50,000	5.75	6.10	5.00
$50,000 to less than $100,000	4.50	4.70	3.75
$100,000 to less than $250,000	3.50	3.60	2.75
$250,000 to less than $500,000	2.50	2.60	2.25
$500,000 to less than $1,000,000	2.00	2.00	1.75
$1,000,000 or more	-0-	-0-	-0-

A CDSC of 1% will be assessed at the time of redemption of Class A shares purchased without an initial sales charge as part of an investment of at least $1,000,000 and redeemed within one year of purchase. The Distributor may pay Service Agents an amount up to 1% of the net asset value of Class A shares purchased by their clients that are subject to a CDSC.

The scale of sales loads applies to purchases of Class A shares made by any "purchaser," which term includes an individual and/or spouse purchasing securities for his, her or their own account or for the account of any minor children, or a trustee or other fiduciary purchasing

securities for a single trust estate or a single fiduciary account trust estate or a single fiduciary account (including a pension, profit-sharing, or other employee benefit trust created pursuant to a plan qualified under Section 401 of the Code) although more than one beneficiary is involved; or a group of accounts established by or on behalf of the employees of an employer or affiliated employers pursuant to an employee benefit plan or other program (including accounts established pursuant to Sections 403(b), 408(k) and 457 of the Code); or an organized group which has been in existence for more than six months, provided that it is not organized for the purpose of buying redeemable securities of a registered investment company and provided, that the purchases are made through a central administration or a single dealer, or by other means which result in economy of sales effort or expense.

Set forth below is an example of the method of computing the offering price of each Fund's Class A shares. The example assumes a purchase of Class A shares of the Fund aggregating less than $50,000, subject to the schedule of sales charges set forth above at a price based upon the net asset value of Class A shares of each Fund as of September 30, 2003:

	Dreyfus Premier Small Cap Equity Fund	Dreyfus Premier International Equity Fund	Dreyfus Premier International Small Cap Fund
Net Asset Value Per Share	$18.48	$21.15	$12.07
Per Share Sales Charge – Class A - 5.75% of offering price (6.10% of net asset value per share)	$1.13	$1.29	$0.74
Per Share Offering Price to the Public	$19.61	$22.44	$12.81

Full-time employees of the National Association of Securities Dealers, Inc. ("NASD") member firms and full-time employees of other financial institutions which have entered into an agreement with the Distributor pertaining to the sale of Fund shares (or which otherwise have a brokerage related or clearing arrangement with an NASD member firm or financial institution with respect to the sale of such shares) may purchase Class A shares for themselves directly or pursuant to an employee benefit plan or other program, or for their spouses or minor children, at net asset value, provided that they have furnished the Distributor with such information as it may request from time to time in order to verify eligibility for this privilege. This privilege also applies to full-time employees of financial institutions affiliated with NASD member firms whose full-time employees are eligible to purchase Class A shares at net asset value. In addition, Class A shares are offered at net asset value to full-time or part-time employees of Dreyfus or any of its affiliates or subsidiaries, directors of Dreyfus, Board members of a fund advised by Dreyfus, including members of the Company's Board, or the spouse or minor child of any of the foregoing.

Class A shares are offered at net asset value without a sales load to employees participating in Retirement Plans. Class A shares also may be purchased (including by exchange) at net asset value without a sales load for Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from a qualified retirement plan or a Dreyfus-sponsored 403(b)(7) plan,

provided that, at the time of such distribution, such qualified retirement plan or Dreyfus-sponsored 403(b)(7) plan invested all or a portion of its assets in funds in the Dreyfus Premier Family of Funds or the Dreyfus Family of Funds, or certain funds advised by Founders Asset Management LLC ("Founders"), an indirect subsidiary of Dreyfus, or certain other products made available by the Distributor to such plans.

Class A shares may be purchased at net asset value through certain broker-dealers and other financial institutions which have entered into an agreement with the Distributor, which includes a requirement that such shares be sold for the benefit of clients participating in a "wrap account" or a similar program under which such clients pay a fee to such broker-dealer or other financial institution.

Class A shares also may be purchased at net asset value, subject to appropriate documentation, by (i) qualified separate accounts maintained by an insurance company pursuant to the laws of any State or territory of the United States, (ii) a State, county or city or instrumentality thereof, (iii) a charitable organization (as defined in Section 501(c)(3) of the Code) investing $50,000 or more in Fund shares, and (iv) a charitable remainder trust (as defined in Section 501(c)(3) of the Code).

Class B Shares. The public offering price for Class B shares is the net asset value per share of that Class. No initial sales charge is imposed at the time of purchase. A CDSC is imposed, however, on certain redemptions of Class B shares as described in the relevant Fund's Prospectus and in this Statement of Additional Information under "How to Redeem Shares--Contingent Deferred Sales Charge--Class B Shares."

Approximately six years after the date of purchase, Class B shares automatically will convert to Class A shares, based on the relative net asset values for shares of each such Class. Class B shares that have been acquired through the reinvestment of dividends and distributions will be converted on a pro rata basis together with other Class B shares, in the proportion that a shareholder's Class B shares converting to Class A shares bears to the total Class B shares not acquired through the reinvestment of dividends and distributions.

Class C Shares. The public offering price for Class C shares is the net asset value per share of that Class. No initial sales charge is imposed at the time of purchase. A CDSC is imposed, however, on redemptions of Class C shares made within the first year of purchase. See "How to Redeem Shares--Contingent Deferred Sales Charge--Class C Shares."

Class R Shares. The public offering price for Class R shares is the net asset value per share of that Class.

Class T Shares. The public offering price for Class T shares is the net asset value per share of that Class plus a sales load as shown below:

Amount of Transactions	As a % of offering price per share	As a % of net asset value per share	Dealers' Reallowance as a % of offering price
Less than $50,000	4.50	4.70	4.00
$50,000 to less than $100,000	4.00	4.20	3.50
$100,000 to less than $250,000	3.00	3.10	2.50
$250,000 to less than $500,000	2.00	2.00	1.75
$500,000 to less than $1,000,000	1.50	1.50	1.25
$1,000,000 or more	-0-	-0-	-0-

A CDSC of 1% will be assessed at the time of redemption of Class T shares purchased without an initial sales charge as part of an investment of at least $1,000,000 and redeemed within one year of purchase. The Distributor may pay Service Agents an amount up to 1% of the net asset value of Class T shares purchased by their clients that are subject to a CDSC. Because the expenses associated with Class A shares will be lower than those associated with Class T shares, purchasers investing $1,000,000 or more in the Fund (assuming ineligibility to purchase Class R shares) generally will find it beneficial to purchase Class A shares rather than Class T shares.

The scale of sales loads applies to purchases of Class T shares made by any "purchaser," as defined above under "Class A Shares."

Set forth below is an example of the method of computing the offering price of each Fund's Class T shares. The example assumes a purchase of Class T shares of the Fund aggregating less than $50,000, subject to the schedule of sales charges set forth above at a price based upon the net asset value of Class T shares of each Fund as of September 30, 2003:

	Dreyfus Premier Small Cap Equity Fund	Dreyfus Premier International Equity Fund	Dreyfus Premier International Small Cap Fund
Net Asset Value Per Share	$18.45	$21.21	$12.03
Per Share Sales Charge –			
Class T – 4.50% of offering price (4.70% of net asset value per share)	$.87	$1.00	$0.57
Per Share Offering Price to the Public	$19.32	$22.21	$12.60

Class T shares are offered at net asset value without a sales load to employees participating in Retirement Plans. Class T shares also may be purchased (including by exchange) at net asset value without a sales load for Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from a qualified retirement plan or a Dreyfus-sponsored 403(b)(7) plan, provided, at the time of such distribution, such qualified retirement plan or Dreyfus-sponsored 403(b)(7) plan invested all or a portion of its assets in funds in the

Dreyfus Premier Family of Funds or the Dreyfus Family of Funds, certain funds advised by Founders, or certain other products made available by the Distributor to such plans.

Dealer Reallowance--Class A and Class T Shares. The dealer reallowance provided with respect to Class A and Class T shares may be changed from time to time but will remain the same for all dealers. The Distributor, at its own expense, may provide additional promotional incentives to dealers that sell shares of funds advised by Dreyfus or its affiliates which are sold with a sales load, such as Class A and Class T shares. In some instances, these incentives may be offered only to certain dealers who have sold or may sell significant amounts of such shares.

Right of Accumulation—Class A and Class T Shares. Reduced sales loads apply to any purchase of Class A and Class T shares by you and any related "purchaser" as defined above, where the aggregate investment including such purchase is $50,000 or more. If, for example, you previously purchased and still hold shares of a Fund, or shares of certain other funds advised by Dreyfus or Founders that are subject to a front-end sales load or a CDSC or shares acquired by a previous exchange of such shares (hereinafter referred to as "Eligible Funds"), or combination thereof, with an aggregate current market value of $40,000 and subsequently purchase Class A or Class T shares of such Fund having a current value of $20,000, the sales load applicable to the subsequent purchase would be reduced to 4.50% of the offering price in the case of Class A shares or 4.00% of the offering price in the case of Class T shares. All present holdings of Eligible Funds may be combined to determine the current offering price of the aggregate investment in ascertaining the sales load applicable to each subsequent purchase.

To qualify at the time of purchase, you or your Service Agent must notify the Distributor if orders are made by wire, or the Transfer Agent if orders are made by mail. The reduced sales load is subject to confirmation of your holdings through a check of appropriate records.

Dreyfus TeleTransfer Privilege. You may purchase shares by telephone or online if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. The proceeds will be transferred between the bank account designated in one of these documents and your Fund account, which will subject the purchase order to a processing delay. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House ("ACH") member may be so designated.

Dreyfus TeleTransfer purchase orders may be made at any time. If purchase orders are received by 4:00 p.m., Eastern time, on any day the Transfer Agent and the New York Stock Exchange are open for regular business, Fund shares will be purchased at the public offering price determined on the next bank regular business day following such purchase order. If purchase orders are made after 4:00 p.m., Eastern time, on any day the Transfer Agent and the New York Stock Exchange are open for regular business, or made on Saturday, Sunday or any Fund holiday (e.g., when the New York Stock Exchange is not open for business), Fund shares will be purchased at the public offering price determined on the second bank business day following such purchase order. To qualify to use the Dreyfus TeleTransfer Privilege, the initial payment for purchase of shares must be drawn on, and redemption proceeds paid to, the same bank and account as are designated on the Account Application or Shareholder Services Form on file. If the proceeds of a particular redemption are to be sent to an account at any other bank, the

request must be in writing and signature-guaranteed. See "How to Redeem Shares--Dreyfus _TeleTransfer_ Privilege."

        Reopening an Account. You may reopen an account with a minimum investment of $100 without filing a new Account Application during the calendar year the account is closed or during the following calendar year, provided the information on the old Account Application is still applicable.


DISTRIBUTION PLAN AND
SHAREHOLDER SERVICES PLAN


        Class B, Class C and Class T shares of each Fund are subject to a Distribution Plan, and Class A, Class B, Class C and Class T shares of each Fund are subject to a Shareholder Services Plan.

        Distribution Plan. Rule 12b-1 (the "Rule") adopted by the Securities and Exchange Commission under the 1940 Act provides, among other things, that an investment company may bear expenses of distributing its shares only pursuant to a plan adopted in accordance with the Rule. The Company's Board has adopted such a plan (the "Distribution Plan") with respect to Class B, Class C and Class T shares of each Fund pursuant to which the Fund pays the Distributor for distributing its Class B, Class C and Class T shares at an annual rate of 0.75% of the value of the average daily net assets of Class B and Class C shares and 0.25% of the value of the average daily net assets of Class T shares. The Company's Board believes that there is a reasonable likelihood that the Distribution Plan will benefit the Fund and the holders of its Class B, Class C and Class T shares.

        A quarterly report of the amounts expended under the Distribution Plan, and the purposes for which such expenditures were incurred, must be made to the Board for its review. In addition, the Distribution Plan provides that it may not be amended to increase materially the costs which holders of Class B, Class C or Class T shares may bear pursuant to the Distribution Plan without the approval of the holders of such shares and that other material amendments of the Distribution Plan must be approved by the Board, and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Company and have no direct or indirect financial interest in the operation of the Distribution Plan or in any agreements entered into in connection with the Distribution Plan, by vote cast in person at a meeting called for the purpose of considering such amendments. The Distribution Plan is subject to annual approval by such vote of the Board cast in person at a meeting called for the purpose of voting on the Distribution Plan. As to the relevant Class of shares of the Fund, the Distribution Plan may be terminated at any time by vote of a majority of the Board members who are not "interested persons" and have no direct or indirect financial interest in the operation of the Distribution Plan or in any agreements entered into in connection with the Distribution Plan or by vote of the holders of a majority of such Class of shares.

        For the period February 1, 2003 (commencement of operations) through the fiscal period ended September 30, 2003, Dreyfus Premier International Equity Fund paid the Distributor $109, $142 and $13 with respect to its Class B, Class C, and Class T shares, respectively, pursuant to the Distribution Plan. For the period February 1, 2003 (commencement of operations) through the fiscal period ended September 30, 2003, Dreyfus Premier International Small Cap Fund paid


B-36


the Distributor $119, $63 and $13 with respect to its Class B, Class C, and Class T shares, respectively, pursuant to the Distribution Plan. For the period February 1, 2003 (commencement of operations) through the fiscal period ended September 30, 2003, Dreyfus Premier Small Cap Equity Fund paid the Distributor $132, $83 and $11 with respect to its Class B, Class C, and Class T shares, respectively, pursuant to the Distribution Plan.

Shareholder Services Plan. The Company has adopted a Shareholder Services Plan as to Class A, Class B, Class C and Class T shares of each Fund. Under the Plan, the Company pays the Distributor for the provision of certain services to the holders of such shares a fee at the annual rate of 0.25% of the value of the average daily net assets of the shares. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of such shareholder accounts. Under the Shareholder Services Plan, the Distributor may make payments to certain Service Agents in respect of these services.

A quarterly report of the amounts expended under the Shareholder Services Plan, and the purposes for which such expenditures were incurred, must be made to the Board for its review. In addition, the Shareholder Services Plan provides that material amendments must be approved by the Company's Board, and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Company and have no direct or indirect financial interest in the operation of the Shareholder Services Plan or in any agreements entered into in connection with the Shareholder Services Plan, by vote cast in person at a meeting called for the purpose of considering such amendments. As to each Fund, the Shareholder Services Plan is subject to annual approval by such vote of the Board members cast in person at a meeting called for the purpose of voting on the Shareholder Services Plan. The Shareholder Services Plan is terminable with respect to each Fund and relevant class of shares at any time by vote of a majority of the Board members who are not "interested persons" and have no direct or indirect financial interest in the operation of the Shareholder Services Plan or in any agreements entered into in connection with the Shareholder Services Plan.

For the period February 1, 2003 (commencement of operations) through the fiscal period ended September 30, 2003, Dreyfus Premier International Equity Fund paid the Distributor $24, $37, $47 and $13 with respect to its Class A, Class B, Class C, and Class T shares, respectively, pursuant to the Shareholder Services Plan. For the period February 1, 2003 (commencement of operations) through the fiscal period ended September 30, 2003, Dreyfus Premier International Small Cap Fund paid the Distributor $16, $40, $21 and $13 with respect to its Class A, Class B, Class C, and Class T shares, respectively, pursuant to the Distribution Plan. For the period February 1, 2003 (commencement of operations) through the fiscal period ended September 30, 2003, Dreyfus Premier Small Cap Equity Fund paid the Distributor $45, $44, $28 and $11 with respect to its Class A, Class B, Class C, and Class T shares, respectively, pursuant to the Shareholder Services Plan.

HOW TO REDEEM SHARES

General. Each Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the Securities and Exchange Commission. However, if you have

purchased Fund shares by check, by Dreyfus TeleTransfer Privilege or through Dreyfus-Automatic Asset Builder®, and subsequently submit a written redemption request to the Transfer Agent, the Fund may delay sending the redemption proceeds for up to eight business days after the purchase of such shares. In addition, the Fund will reject requests to redeem shares by wire or telephone, online or pursuant to the Dreyfus TeleTransfer Privilege, for a period of up to eight business days after receipt by the Transfer Agent of the purchase check, the Dreyfus TeleTransfer purchase or the Dreyfus-Automatic Asset Builder order against which such redemption is requested. These procedures will not apply if your shares were purchased by wire payment, or if you otherwise have a sufficient collected balance in your account to cover the redemption request. Fund shares may not be redeemed until the Transfer Agent has received your Account Application.

If you hold Fund shares of more than one Class, any request for redemption must specify the Class of shares being redeemed. If you fail to specify the Class of shares to be redeemed or if you own fewer shares of the Class than specified to be redeemed, the redemption request may be delayed until the Transfer Agent receives further instructions from you or your Service Agent.

Contingent Deferred Sales Charge--Class B Shares. A CDSC payable to the Distributor is imposed on any redemption of Class B shares which reduces the current net asset value of your Class B shares to an amount which is lower than the dollar amount of all payments by you for the purchase of Class B shares of the Fund held by you at the time of redemption. No CDSC will be imposed to the extent that the net asset value of the Class B shares redeemed does not exceed (i) the current net asset value of Class B shares acquired through reinvestment of dividends or capital gain distributions, plus (ii) increases in the net asset value of your Class B shares above the dollar amount of all your payments for the purchase of Class B shares held by you at the time of redemption.

If the aggregate value of Class B shares redeemed has declined below their original cost as a result of the Fund's performance, a CDSC may be applied to the then-current net asset value rather than the purchase price.

In circumstances where the CDSC is imposed, the amount of the charge will depend on the number of years from the time you purchased the Class B shares until the time of redemption of such shares. Solely for purposes of determining the number of years from the time of any payment for the purchase of Class B shares, all payments during a month will be aggregated and deemed to have been made on the first day of the month.

The following table sets forth the rates of the CDSC for Class B shares:

Year Since Purchase Payment Was Made	CDSC as a % of Amount Invested or Redemption Proceeds (whichever is less)
First	4.00
Second	4.00
Third	3.00
Fourth	3.00

Fifth	2.00
Sixth	1.00

In determining whether a CDSC is applicable to a redemption, the calculation will be made in a manner that results in the lowest possible rate. It will be assumed that the redemption is made first of amounts representing shares acquired pursuant to the reinvestment of dividends and distributions; then of amounts representing the increase in net asset value of Class B shares above the total amounts of payments for the purchase of Class B shares made during the preceding six years; and finally, of amounts representing the cost of shares held for the longest period.

For example, assume an investor purchased 100 shares at $10 per share for a cost of $1,000. Subsequently, the shareholder acquired five additional shares through dividend reinvestment. During the second year after the purchase the investor decided to redeem $500 of the investment. Assuming at the time of the redemption the net asset value had appreciated to $12 per share, the value of the investor's shares would be $1,260 (105 shares at $12 per share). The CDSC would not be applied to the value of the reinvested dividend shares and the amount which represented appreciation ($260). Therefore, $240 of the $500 redemption proceeds ($500 minus $260) would be charged at a rate of 4% (the applicable rate in the second year after purchase) for a total CDSC of $9.60.

Contingent Deferred Sales Charge--Class C Shares. A CDSC of 1% payable to the Distributor is imposed on any redemption of Class C shares within one year of the date of purchase. The basis for calculating the payment of any such CDSC will be the method used in calculating the CDSC for Class B shares. See "Contingent Deferred Sales Charge--Class B Shares" above.

Waiver of CDSC. The CDSC may be waived in connection with (a) redemptions made within one year after the death or disability, as defined in Section 72(m)(7) of the Code, of the shareholder, (b) redemptions by employees participating in Retirement Plans, (c) redemptions as a result of a combination of any investment company with the Fund by merger, acquisition of assets or otherwise, (d) a distribution following retirement under a tax-deferred retirement plan or upon attaining age 70-1/2 in the case of an IRA or Keogh plan or custodial account pursuant to Section 403(b) of the Code, and (e) redemptions pursuant to the Automatic Withdrawal Plan, as described below. If the Company's Board determines to discontinue the waiver of the CDSC, the disclosure herein will be revised appropriately. Any Fund shares subject to a CDSC which were purchased prior to the termination of such waiver will have the CDSC waived as provided in the Fund's Prospectus or this Statement of Additional Information at the time of the purchase of such shares.

To qualify for a waiver of the CDSC, at the time of redemption you must notify the Transfer Agent or your Service Agent must notify the Distributor. Any such qualification is subject to confirmation of your entitlement.

Redemption Through a Selected Dealer. If you are a customer of a Selected Dealer, you may make redemption requests to your Selected Dealer. If the Selected Dealer transmits the redemption request so that it is received by the Transfer Agent prior to the close of trading on the floor of the New York Stock Exchange (usually 4:00 p.m., Eastern time) on a day the New York

Stock Exchange is open for regular business, the redemption request will be effective on that day. If a redemption request if received by the Transfer Agent after the close of trading on the floor of the New York Stock Exchange, the redemption request will be effective on the next business day. It is the responsibility of the Selected Dealer to transmit a request so that it is received in a timely manner. The proceeds of the redemption are credited to your account with the Selected Dealer. See "How to Buy Shares" for a discussion of additional conditions or fees that may be imposed upon redemption.

In addition, the Distributor or its designee will accept orders from Selected Dealers with which the Distributor has sales agreements for the repurchase of shares held by shareholders. Repurchase orders received by dealers by the close of trading on the floor of the New York Stock Exchange on any business day and transmitted to the Distributor or its designee prior to the close of its business day (usually 5:15 p.m., Eastern time), are effected at the price determined as of the close of trading on the floor of the New York Stock Exchange on that day. Otherwise, the shares will be redeemed at the next determined net asset value. It is the responsibility of the Selected Dealer to transmit orders on a timely basis. The Selected Dealer may charge the shareholder a fee for executing the order. This repurchase arrangement is discretionary and may be withdrawn at any time.

Reinvestment Privilege. Upon written request, you may reinvest up to the number of Class A, Class B or Class T shares you have redeemed, within 45 days of redemption, at the then-prevailing net asset value without a sales load, or reinstate your account for the purpose of exercising Fund Exchanges. Upon reinstatement, with respect to Class B shares, or Class A or Class T shares if such shares were subject to a CDSC, your account will be credited with an amount equal to the CDSC previously paid upon redemption of the shares reinvested. The Reinvestment Privilege may be exercised only once.

Wire Redemption Privilege. By using this Privilege, you authorize the Transfer Agent to act on telephone, letter or online redemption instructions from any person representing himself or herself to be you or a representative of your Service Agent, and reasonably believed by the Transfer Agent to be genuine. Ordinarily, the Company will initiate payment for shares redeemed pursuant to this Privilege on the next business day after receipt by the Transfer Agent of the redemption request in proper form. Redemption proceeds ($1,000 minimum) will be transferred by Federal Reserve wire only to the commercial bank account specified by you on the Account Application or Shareholder Services Form, or to a correspondent bank if your bank is not a member of the Federal Reserve System. Fees ordinarily are imposed by such bank and borne by the investor. Immediate notification by the correspondent bank to your bank is necessary to avoid a delay in crediting the funds to your bank account.

To change the commercial bank or account designated to receive wire redemption proceeds, a written request must be sent to the Transfer Agent. This request must be signed by each shareholder, with each signature guaranteed as described below under "Stock Certificates; Signatures."

Dreyfus TeleTransfer Privilege. You may request by telephone or online that redemption proceeds be transferred between your Fund account and your bank account. Only a bank account maintained in a domestic financial institution which is an ACH member may be designated. You should be aware that if you have selected the Dreyfus TeleTransfer Privilege, any request for a

Dreyfus <u>TeleTransfer</u> transaction will be effected through the ACH system unless more prompt transmittal specifically is requested. Redemption proceeds will be on deposit in your account at an ACH member bank ordinarily two business days after receipt of the redemption request. See "How to Buy Shares--Dreyfus <u>TeleTransfer</u> Privilege."

       <u>Stock Certificates; Signatures</u>. Any certificates representing Fund shares to be redeemed must be submitted with the redemption request. Written redemption requests must be signed by each shareholder, including each holder of a joint account, and each signature must be guaranteed. Signatures on endorsed certificates submitted for redemption also must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP") and the Stock Exchanges Medallion Program. Guarantees must be signed by an authorized signatory of the guarantor and "Signature-Guaranteed" must appear with the signature. The Transfer Agent may request additional documentation from corporations, executors, administrators, trustees or guardians, and may accept other suitable verification arrangements from foreign investors, such as consular verification. For more information with respect to signature-guarantees, please call one of the telephone numbers listed on the cover.

       <u>Redemption Commitment</u>. The Company has committed itself to pay in cash all redemption requests by any shareholder of record of a Fund, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the value of such Fund's net assets at the beginning of such period. Such commitment is irrevocable without the prior approval of the Securities and Exchange Commission. In the case of requests for redemption in excess of such amount, the Board reserves the right to make payments in whole or in part in securities or other assets in case of an emergency or any time a cash distribution would impair the liquidity of the Fund to the detriment of the existing shareholders. In such event, the securities would be valued in the same manner as the Fund's portfolio is valued. If the recipient sold such securities, brokerage charges would be incurred.

       <u>Suspension of Redemptions</u>. The right of redemption may be suspended or the date of payment postponed (a) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) when trading in the markets the relevant Fund ordinarily utilizes is restricted, or when an emergency exists as determined by the Securities and Exchange Commission so that disposal of the Fund's investments or determination of its net asset value is not reasonably practicable, or (c) for such other periods as the Securities and Exchange Commission by order may permit to protect the Fund's shareholders.

SHAREHOLDER SERVICES

       <u>Fund Exchanges</u>. You may purchase, in exchange for shares of a Fund, shares of the same Class of another fund in the Dreyfus Premier Family of Funds, shares of the same Class of certain funds advised by Founders, or shares of certain other funds in the Dreyfus Family of Funds, and, with respect to Class T shares of the Fund, Class A shares of certain Dreyfus Premier fixed-income funds, to the extent such shares are offered for sale in your state of residence.

Shares of other funds purchased by exchange will be purchased on the basis of relative net asset value per share as follows:

A. Exchanges for shares of funds offered without a sales load will be made without a sales load in shares of other funds offered without a sales load.

B. Shares of funds purchased without a sales load may be exchanged for shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C. Shares of funds purchased with a sales load may be exchanged without a sales load for shares of other funds sold without a sales load.

D. Shares of funds purchased with a sales load, shares of funds acquired by a previous exchange from shares purchased with a sales load and additional shares acquired through reinvestment of dividends or distributions of any such funds (referred to herein as "Purchased Shares") may be exchanged for shares of other funds sold with a sales load (referred to herein as "Offered Shares"), but if the sales load applicable to the Offered Shares exceeds the maximum sales load that could have been imposed in connection with the Purchased Shares (at the time the Purchased Shares were acquired), without giving effect to any reduced loads, the difference may be deducted.

E. Shares of funds subject to a CDSC exchanged for shares of another fund will be subject to the higher applicable CDSC of the two funds and, for purposes of calculating CDSC rates and conversion periods, if any, will be deemed to have been held since the date the shares being exchanged were initially purchased.

To accomplish an exchange under item D above, your Service Agent acting on your behalf, must notify the Transfer Agent of your prior ownership of Fund shares and your account number.

Fund shares subject to a CDSC also may be exchanged for shares of Dreyfus Worldwide Dollar Money Market Fund, Inc. The shares so purchased will be held in a special account created solely for this purpose ("Exchange Account"). Exchanges of shares from an Exchange Account only can be made into certain other funds managed or administered by Dreyfus. No CDSC is charged when an investor exchanges into an Exchange Account; however, the applicable CDSC will be imposed when shares are redeemed from an Exchange Account or other applicable Fund account. Upon redemption, the applicable CDSC will be calculated without regard to the time such shares were held in an Exchange Account. See "How to Redeem Shares." Redemption proceeds for Exchange Account shares are paid by Federal wire or check only. Exchange Account shares also are eligible for the Dreyfus Auto-Exchange Privilege, Dreyfus Dividend Sweep and the Automatic Withdrawal Plan.

To request an exchange, you, or your Service Agent acting on your behalf, must give exchange instructions to the Transfer Agent in writing, by telephone or online. The ability to issue exchange instructions by telephone or online is given to all Fund shareholders automatically, unless you check the applicable "No" box on the Account Application, indicating that you specifically refuse this privilege. By using this privilege, you authorize the Transfer

Agent to act on telephonic and online instructions (including over the Dreyfus Express® voice response telephone system) from any person representing himself or herself to be you or a representative of your Service Agent and reasonably believed by the Transfer Agent to be genuine. Exchanges may be subject to limitations as to the amount involved or the number of exchanges permitted. Shares issued in certificate form are not eligible for telephone or online exchange. No fees currently are charged shareholders directly in connection with exchanges, although the Company reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal administrative fee in accordance with rules promulgated by the Securities and Exchange Commission.

Exchanges of Class R shares of a Fund held by a Retirement Plan may be made only between the investor's Retirement Plan account in one fund and such investor's Retirement Plan account in another fund.

To establish a personal retirement plan by exchange, shares of the fund being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made.

During times of drastic economic or market conditions, the Company may suspend Fund Exchanges temporarily without notice and treat exchange requests based on their separate components--redemption orders with a simultaneous request to purchase the other fund's shares. In such a case, the redemption request would be processed at the Fund's next determined net asset value but the purchase order would be effective only at the net asset value next determined after the fund being purchased received the proceeds of the redemption, which may result in the purchase being delayed.

Dreyfus Auto-Exchange Privilege. Dreyfus Auto-Exchange Privilege permits you to purchase, in exchange for shares of a Fund, shares of the same Class of another fund in the Dreyfus Premier Family of Funds, shares of the same Class of certain funds advised by Founders, or shares of certain other funds in the Dreyfus Family of Funds, and, with respect to Class T shares of the Fund, Class A shares of certain Dreyfus Premier fixed-income funds, of which you are a shareholder. This Privilege is available only for existing accounts. Shares will be exchanged on the basis of relative net asset value as described above under "Fund Exchanges." Enrollment in or modification or cancellation of this Privilege is effective three business days following notification by you. You will be notified if your account falls below the amount designated to be exchanged under this Privilege. In this case, your account will fall to zero unless additional investments are made in excess of the designated amount prior to the next Auto-Exchange transaction. Shares held under IRA and other retirement plans are eligible for this Privilege. Exchanges of IRA shares may be made between IRA accounts and from regular accounts to IRA accounts, but not from IRA accounts to regular accounts. With respect to all other retirement accounts, exchanges may be made only among those accounts.

Shareholder Services Forms and prospectuses of the other funds may be obtained by calling 1-800-645-6561 or visiting the Dreyfus.com website. The Company reserves the right to reject any exchange request in whole or in part. Shares may be exchanged only between accounts having certain identical identifying designations. The Fund Exchanges service or Dreyfus Auto-Exchange Privilege may be modified or terminated at any time upon notice to shareholders.

Dreyfus-Automatic Asset Builder®. Dreyfus-Automatic Asset Builder® permits you to purchase Fund shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you. Fund shares are purchased by transferring funds from the bank account designated by you.

Dreyfus Government Direct Deposit Privilege. Dreyfus Government Direct Deposit Privilege enables you to purchase Fund shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security, or certain veterans' military or other payments from the U.S. Government automatically deposited into your fund account. You may deposit as much of such payments as you elect.

Dreyfus Payroll Savings Plan. Dreyfus Payroll Savings Plan permits you to purchase Fund shares (minimum of $100 per transaction) automatically on a regular basis. Depending upon your employer's direct deposit program, you may have part or all of your paycheck transferred to your existing Dreyfus account electronically through the ACH system at each pay period. To establish a Dreyfus Payroll Savings Plan account, you must file an authorization form with your employer's payroll department. It is the sole responsibility of your employer to arrange for transactions under the Dreyfus Payroll Savings Plan.

Dreyfus Dividend Options. Dreyfus Dividend Sweep allows you to invest automatically your dividends or dividends and capital gain distributions, if any, from a Fund in shares of the same Class of another fund in the Dreyfus Premier Family of Funds, shares of the same Class of certain funds advised by Founders, or shares of certain other funds in the Dreyfus Family of Funds, and with respect to Class T shares of the Fund, Class A shares of certain Dreyfus Premier fixed-income funds, of which you are a shareholder. Shares of other funds purchased pursuant to this privilege will be purchased on the basis of relative net asset value per share as follows:

A.   Dividends and distributions paid by a fund may be invested without a sales load in shares of other funds offered without a sales load.

B.   Dividends and distributions paid by a fund which does not charge a sales load may be invested in shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C.   Dividends and distributions paid by a fund that charges a sales load may be invested in shares of other funds sold with a sales load (referred to herein as "Offered Shares"), but if the sales load applicable to the Offered Shares exceeds the maximum sales load charged by the fund from which dividends or distributions are being swept (without giving effect to any reduced loads), the difference may be deducted.

D.   Dividends and distributions paid by a fund may be invested in shares of other funds that impose a CDSC and the applicable CDSC, if any, will be imposed upon redemption of such shares.

Dreyfus Dividend ACH permits you to transfer electronically dividends or dividends and capital gain distributions, if any, from a Fund to a designated bank account. Only an account

maintained at a domestic financial institution which is an ACH member may be so designated. Banks may charge a fee for this service.

Automatic Withdrawal Plan. The Automatic Withdrawal Plan permits you to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis if you have a $5,000 minimum account. Withdrawal payments are the proceeds from sales of Fund shares, not the yield on the shares. If withdrawal payments exceed reinvested dividends and distributions, your shares will be reduced and eventually may be depleted. The Automatic Withdrawal Plan may be terminated at any time by you, the Company or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.

Certain Retirement Plans, including Dreyfus-sponsored retirement plans, may permit certain participants to establish an automatic withdrawal plan from such Retirement Plans. Participants should consult their Retirement Plan sponsor and tax adviser for details. Such a withdrawal plan is different than the Automatic Withdrawal Plan.

No CDSC with respect to Class B or Class C shares will be imposed on withdrawals made under the Automatic Withdrawal Plan, provided that any amount withdrawn under the plan does not exceed on an annual basis 12% of the greater of (1) the account value at the time of the first withdrawal under the Automatic Withdrawal Plan, or (2) the account value at the time of the subsequent withdrawal. Withdrawals with respect to Class B or Class C shares under the Automatic Withdrawal Plan that exceed such amounts will be subject to a CDSC. Withdrawals of Class A and Class T shares subject to a CDSC under the Automatic Withdrawal Plan will be subject to any applicable CDSC. Purchases of additional Class A and Class T shares where the sales load is imposed concurrently with withdrawals of Class A and Class T shares generally are undesirable.

Letter of Intent – Class A and Class T Shares. By signing a Letter of Intent form, you become eligible for the reduced sales load on purchases of Class A and Class T shares based on the total number of shares of Eligible Funds (as defined under "Right of Accumulation" above) purchased by you and any related "purchaser" (as defined above) in a 13-month period pursuant to the terms and conditions set forth in the Letter of Intent. Shares of any Eligible Fund purchased within 90 days prior to the submission of the Letter of Intent may be used to equal or exceed the amount specified in the Letter of Intent. A minimum initial purchase of $5,000 is required. You can obtain a Letter of Intent form by calling 1-800-554-4611.

Each purchase you make during the 13-month period (which begins on the date you submit the Letter of Intent) will be at the public offering price applicable to a single transaction of the aggregate dollar amount you select in the Letter of Intent. The Transfer Agent will hold in escrow 5% of the amount indicated in the Letter of Intent, which may be used for payment of a higher sales load if you do not purchase the full amount indicated in the Letter of Intent. When you fulfill the terms of the Letter of Intent by purchasing the specified amount the escrowed amount will be released and additional shares representing such amount credited to your account. If your purchases meet the total minimum investment amount specified in the Letter of Intent within the 13-month period, an adjustment will be made at the conclusion of the 13-month period to reflect any reduced sales load applicable to shares purchased during the 90-day period prior to submission of the Letter of Intent. If your purchases qualify for a further sales load

reduction, the sales load will be adjusted to reflect your total purchase at the end of 13 months. If total purchases are less than the amount specified, the offering price of the shares you purchased (including shares representing the escrowed amount) during the 13-month period will be adjusted to reflect the sales load applicable to aggregate purchases you actually made (which will reduce the number of shares in your account), unless you have redeemed the shares in your account, in which case the Transfer Agent, as attorney-in-fact pursuant to the terms of the Letter of Intent, will redeem an appropriate number of Class A or Class T shares of the Fund held in escrow to realize the difference between the sales load actually paid and the sales load applicable to the aggregate purchases actually made and any remaining shares will be credited to your account.   Signing a Letter of Intent does not bind you to purchase, or the Fund to sell, the full amount indicated at the sales load in effect at the time of signing, but you must complete the intended purchase to obtain the reduced sales load. At the time you purchase Class A or Class T shares, you must indicate your intention to do so under a Letter of Intent. Purchases pursuant to a Letter of Intent will be made at the then-current net asset value plus the applicable sales load in effect at the time such Letter of Intent was submitted.

Corporate Pension/Profit-Sharing and Retirement Plans. The Company makes available to corporations a variety of prototype pension and profit-sharing plans, including a 401(k) Salary Reduction Plan. In addition, the Company makes available Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs, and rollover IRAs), Education Savings Accounts, 401(k) Salary Reduction Plans and 403(b)(7) Plans. Plan support services also are available.

If you wish to purchase Fund shares in conjunction with a Keogh Plan, a 403(b)(7) Plan or an IRA, including a SEP-IRA, you may request from the Distributor forms for adoption of such plans.

The entity acting as custodian for Keogh Plans, 403(b)(7) Plans or IRAs may charge a fee, payment of which could require the liquidation of shares. All fees charged are described in the appropriate form.

Shares may be purchased in connection with these plans only by direct remittance to the entity acting as custodian. Purchases for these plans may not be made in advance of receipt of funds.

You should read the prototype retirement plan and the appropriate form of custodial agreement for further details on eligibility, service fees and tax implications, and should consult a tax adviser.

DETERMINATION OF NET ASSET VALUE

Valuation of Portfolio Securities. The value of a Portfolio's net assets (i.e., the value of its securities and other assets less its liabilities, including expenses payable or accrued) is determined at the same time and on the same days as the net asset value per share of the Funds is determined. Each investor in a Portfolio may add to or reduce its investment in the Portfolio on each business day. As of the close of regular trading on the New York Stock Exchange on each business day, the value of each investor's interest in a Portfolio will be determined by multiplying the net asset value of the Portfolio by the percentage representing that investor's

share of the aggregate beneficial interests in the Portfolio. Any additions or reductions which are to be effected on that day will then be effected. The investor's percentage of the aggregate beneficial interests in a Portfolio will then be recomputed as the percentage equal to the fraction (i) the numerator of which is the value of such investor's investment in the Portfolio as of the close of regular trading on the New York Stock Exchange on such day plus or minus, as the case may be, the amount of net additions to or reductions in the investor's investment in the Portfolio effected on such day, and (ii) the denominator of which is the aggregate net asset value of the Portfolio as of the close of regular trading on the New York Stock Exchange on such day plus or minus, as the case may be, the amount of the net additions to or reductions in the aggregate investments in the Portfolio by all investors in the Portfolio. The percentage so determined will then be applied to determine the value of the investor's interest in a Portfolio as of the close of regular trading on the New York Stock Exchange on the following business day.

Portfolio securities are valued at the last sale prices on the exchange or national securities market on which they are primarily traded. Securities not listed on an exchange or national securities market, or securities for which there were no reported transactions, are valued at the last quoted bid price. Securities for which quotations are not readily available and all other assets are valued at fair value as determined in good faith at the direction of the Portfolio Trust's Board.

Money market instruments with less than sixty days remaining to maturity when acquired by a Portfolio are valued on an amortized cost basis. If a Portfolio acquires a money market instrument with more than sixty days remaining to its maturity, it is valued at current market value until the sixtieth day prior to maturity and will then be valued at amortized cost based upon the value on such date unless the Board members of the Portfolio Trust determine during such sixty-day period that amortized cost does not represent fair value.

Generally, trading in securities on foreign exchanges is substantially completed each day at various times prior to the close of regular trading on the New York Stock Exchange. If a security's primary exchange is outside the U.S., the value of such security used in computing the net asset value of a Fund's shares is determined as of such times. Foreign currency exchange rates are also generally determined prior to the close of regular trading on the New York Stock Exchange. Occasionally, events which affect the values of such securities and such exchange rates may occur between the times at which they are determined and the close of regular trading on the New York Stock Exchange and will therefore not be reflected in the computation of the Fund's net asset value. If events materially affecting the value of such securities occur during such period, then these securities may be valued at their fair value as determined in good faith by the Board members of the Portfolio Trust.

New York Stock Exchange Closings. The holidays (as observed) on which the New York Stock Exchange is closed currently are: New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.

DIVIDENDS, DISTRIBUTIONS AND TAXES

Management believes that each Fund qualified as a "regulated investment company" under the Code for the fiscal period ended September 30, 2003. Each Fund intends to continue

to so qualify if such qualification is in the best interest of its shareholders. As a regulated investment company, a Fund will pay no federal income tax on net investment income and net realized securities gains to the extent such income and gains are distributed to shareholders in accordance with applicable provisions of the Code. To qualify as a regulated investment company, the Fund must distribute at least 90% of its net income (consisting of net investment income and net short-term capital gain) to its shareholders and meet certain asset diversification and other requirements. If a Fund does not qualify as a regulated investment company, it will be treated for tax purposes as an ordinary corporation subject to federal income tax. The term "regulated investment company" does not imply the supervision of management or investment practices or policies by any government agency.

Each Portfolio is treated as a partnership for Federal income tax purposes. As such, a Portfolio is not subject to Federal income taxation. Instead, the corresponding Fund must take into account, in computing its Federal income tax liability (if any), its share of the Portfolio's income, gains, losses, deductions, credits and tax preference items, without regard to whether it has received any cash distributions from the Portfolio. Because each Fund invests its assets in a Portfolio, each Portfolio normally must satisfy the applicable source of income and diversification requirements in order for the corresponding Fund to satisfy such requirements. Each Portfolio will allocate at least annually among its investors, including the corresponding Fund, that Portfolio's net investment income, net realized capital gains, and any other items of income, gain, loss, deduction or credit. Each Portfolio will make allocations to the corresponding Fund in a manner intended to comply with the Code and applicable regulations and will make cash available for withdrawal at appropriate times and in sufficient amounts to enable the corresponding Fund to satisfy the tax distribution requirements that apply to it and that must be satisfied in order for the Fund to avoid Federal income and/or excise tax. For purposes of applying the requirements of the Code regarding qualification as a regulated investment company, each Fund will be deemed (i) to own its proportionate share of each of the assets of the corresponding Portfolio and (ii) to be entitled to the gross income of the corresponding Portfolio attributable to such share.

If you elect to receive dividends and distributions in cash, and your dividend or distribution check is returned to the Fund as undeliverable or remains uncashed for six months, the Fund reserves the right to reinvest such dividends or distributions and all future dividends and distributions payable to you in additional Fund shares at net asset value. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Any dividend or distribution paid shortly after your purchase may have the effect of reducing the aggregate net asset value of your shares below the cost of your investment. Such a dividend or distribution would be a return of investment in an economic sense, although taxable as stated in the Fund's Prospectus. In addition, if a shareholder holds shares of a Fund for six months or less and has received a capital gain distribution with respect to such shares, any loss incurred on the sale of such shares will be treated as long-term capital loss to the extent of the capital gain distribution received.

In general, dividends (other than capital gain dividends) paid by a Fund to U.S. corporate shareholders may be eligible for the dividends received deduction to the extent that the Fund's income consists of dividends paid by U.S. corporations on shares that have been held by the Fund for at least 46 days during the 90-day period commencing 45 days before the shares

become ex-dividend. In order to claim the dividends received deduction, the investor in the Fund must have held its shares in the Fund for at least 46 days during the 90-day period commencing 45 days before the Fund shares become ex-dividend. Additional restrictions on an investor's ability to claim the dividends received deduction may apply.

A Fund may qualify for and may make an election under which shareholders may be eligible to claim a credit or deduction on their Federal income tax returns for, and will be required to treat as part of the amounts distributed to them, their pro rata portion of qualified taxes incurred or paid by the Fund to foreign countries. A Fund may make that election provided that more than 50% of the value of the Fund's total assets at the close of the taxable year consists of securities in foreign corporations and the Fund satisfies certain distribution requirements. The foreign tax credit available to shareholders is subject to certain limitations.

Ordinarily, gains and losses realized from portfolio transactions will be treated as capital gains and losses. However, a portion of the gain or loss realized from the disposition of foreign currencies and non-U.S. dollar denominated securities (including debt instruments and certain futures or forward contracts and options) may be treated as ordinary income or loss. In addition, all or a portion of any gains realized from the sale or other disposition of certain market discount bonds will be treated as ordinary income. Finally, all or a portion of the gain realized from engaging in "conversion transactions" (generally including certain transactions designed to convert ordinary income into capital gain) may be treated as ordinary income.

Gain or loss, if any, realized from certain financial futures or forward contracts and options transactions ("Section 1256 contracts") will be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Gain or loss will arise upon exercise or lapse of such Section 1256 contract as well as from closing transactions. In addition, any Section 1256 contracts remaining unexercised at the end of the Fund's taxable year will be treated as sold for its then fair market value, resulting in additional gain or loss to such Fund.

Offsetting positions involving certain financial futures or forward contracts or options transactions with respect to actively traded personal property may be considered, for tax purposes, to constitute "straddles." To the extent the straddle rules apply to positions established by a Fund or Portfolio, losses realized may be deferred to the extent of unrealized gain in the offsetting position. In addition, short-term capital loss on straddle positions may be recharacterized as long-term capital loss, and long-term capital gains on straddle positions may be treated as short-term capital gains or ordinary income. Certain of the straddle positions held by a Fund or Portfolio may constitute "mixed straddles." The Fund or Portfolio may make one or more elections with respect to the treatment of "mixed straddles," resulting in different tax consequences. In certain circumstances, the provisions governing the tax treatment of straddles override or modify certain of the provisions discussed above.

If a Fund or Portfolio either (1) holds an appreciated financial position with respect to stock, certain debt obligations, or partnership interests ("appreciated financial position") and then enters into a short sale, futures or forward contract, or offsetting notional principal contract (collectively, a "Contract") with respect to the same or substantially identical property or (2) holds an appreciated financial position that is a Contract and then acquires property that is the same as, or substantially identical to, the underlying property, the Fund generally will be taxed as

if the appreciated financial position were sold at its fair market value on the date the Fund enters into the financial position or acquires the property, respectively.

If a Fund or Portfolio enters into certain derivatives (including forward contracts, long positions under notional principal contracts, and related puts and calls) with respect to equity interests in certain pass-thru entities (including other regulated investment companies, real estate investment trusts, partnerships, real estate mortgage investment conduits and certain trusts and foreign corporations), long-term capital gain with respect to the derivative may be recharacterized as ordinary income to the extent it exceeds the long-term capital gain that would have been realized had the interest in the pass-thru entity been held directly by the Fund or Portfolio during the term of the derivative contract. Any gain recharacterized as ordinary income will be treated as accruing at a constant rate over the term of the derivative contract and may be subject to an interest charge. The Treasury has authority to issue regulations expanding the application of these rules to derivatives with respect to debt instruments and/or stock in corporations that are not pass-thru entities.

Investment by a Fund or Portfolio in securities issued or acquired at a discount, or providing for deferred interest or for payment of interest in the form of additional obligations, could under special tax rules affect the amount, timing and character of distributions to shareholders by causing the Fund to recognize income prior to the receipt of cash payments. For example, the Fund could be required each year to accrue a portion of the discount (or deemed discount) at which the securities were issued and to distribute such income in order to maintain its qualification as a regulated investment company. In such case, the Fund or Portfolio may have to dispose of securities which it might otherwise have continued to hold in order to generate cash to satisfy the distribution requirements.

If a Fund or Portfolio invests in an entity that is classified as a "passive foreign investment company" ("PFIC") for Federal income tax purposes, the operation of certain provisions of the Code applying to PFICs could result in the imposition of certain federal income taxes on the Fund. In addition, gain realized from the sale or other disposition of PFIC securities held beyond the end of the Fund's taxable year may be treated as ordinary income.

Federal regulations require that you provide a certified taxpayer identification number ("TIN") upon opening or reopening an account. See the Account Application for further information concerning this requirement. Failure to furnish a certified TIN to the Company could subject you to a $50 penalty imposed by the Internal Revenue Service.

PORTFOLIO TRANSACTIONS

General. The Investment Advisor assumes general supervision over the placement of securities buy and sell orders on behalf of the funds it manages. In choosing brokers, the Investment Advisor evaluates the ability of the broker to execute the particular transaction (taking into account the market for the stock and the size of the order) at the best combination of price and quality of execution. In selecting brokers no factor is necessarily determinative, and seeking to obtain best execution for all trades takes precedence over all other considerations. Brokers are selected after a review of relevant criteria, which may include: the actual price to be paid for the shares; the broker's knowledge of the market for the particular stock; the broker's reliability; the broker's integrity or ability to maintain confidentiality; the broker's research

capability; commission rates; the broker's ability to ensure that the shares will be delivered on settlement date; the broker's ability to handle specific orders of various size and complexity; the broker's financial condition; the broker's willingness to commit capital; and the broker's infrastructure and operational capabilities. At various times and for various reasons, certain factors will be more important than others in determining which broker to use.

Research services furnished by firms through which the Portfolios effect their securities transactions may be used by the Investment Adviser in servicing other accounts; not all of these services may be used by the Investment Adviser in connection with the Portfolio generating the soft dollar credits. The investment advisory fee paid by the Portfolios under the investment advisory agreements will not be reduced as a result of the adviser's receipt of research services.

The Investment Adviser also places portfolio transactions for other advisory accounts. The Investment Adviser will seek to allocate portfolio transactions equitably whenever concurrent decisions are made to purchase or sell securities for a Portfolio and another advisory account. In some cases, this procedure could have an adverse effect on the price or the amount of securities available to the Portfolio. In making such allocations, the main factors considered by the Investment Adviser will be the respective investment objectives, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment, the size of investment commitments generally held, and opinions of the persons responsible for recommending the investment.

SUMMARY OF THE PROXY VOTING POLICY, PROCEDURES AND GUIDELINES OF THE PORTFOLIO TRUST

Each Fund invests its assets in the Portfolios and not directly in the securities in which the Portfolio invests. Therefore, the Company does not have its own proxy voting policy. The Board of the Portfolio Trust has delegated to TBCAM the authority to vote proxies of companies held by each Portfolio. TBCAM, through its participation on the Mellon Proxy Policy Committee (the "MPPC"), applies Mellon's Proxy Voting Policy, related procedures, and voting guidelines when voting proxies on behalf of the funds.

TBCAM recognizes that an investment adviser is a fiduciary that owes its clients, including funds it manages, a duty of utmost good faith and full and fair disclosure of all material facts. An investment adviser's duty of loyalty requires an adviser to vote proxies in a manner consistent with the best interest of its clients and precludes the adviser from subrogating the clients' interests to its own. In addition, an investment adviser voting proxies on behalf of a fund must do so in a manner consistent with the best interests of the fund and its shareholders.

TBCAM seeks to avoid material conflicts of interest by participating in the MPPC, which applies detailed, pre-determined written proxy voting guidelines (the "Voting Guidelines") in an objective and consistent manner across client accounts, based on internal and external research and recommendations provided by a third party vendor, and without consideration of any client relationship factors. Further, the MPPC engages a third party as an independent fiduciary to vote all proxies of funds managed by Mellon or its affiliates (including the Portfolios comprising the Portfolio Trust), and may engage an independent fiduciary to vote proxies of other issuers at its discretion.

All proxies received by the funds are reviewed, categorized, analyzed and voted in accordance with the Voting Guidelines. The guidelines are reviewed periodically and updated as necessary to reflect new issues and any changes in Mellon's or TBCAM's policies on specific issues. Items that can be categorized under the Voting Guidelines are voted in accordance with any applicable guidelines or referred to the MPPC, if the applicable guidelines so require. Proposals that cannot be categorized under the Voting Guidelines are referred to the MPPC for discussion and vote. Additionally, the MPPC reviews proposals where it has identified a particular company, industry or issue for special scrutiny. With regard to voting proxies of foreign companies, the MPPC weighs the cost of voting and potential inability to sell the securities (which may occur during the voting process) against the benefit of voting the proxies to determine whether or not to vote. With respect to securities lending transactions, the MPPC seeks to balance the economic benefits of continuing to participate in an open securities lending transaction against the inability to vote proxies.

When evaluating proposals, the MPPC recognizes that the management of a publicly-held company may need protection from the market's frequent focus on short-term considerations, so as to be able to concentrate on such long-term goals as productivity and development of competitive products and services. In addition, the MPPC generally supports proposals designed to provide management with short-term insulation from outside influences so as to enable them to bargain effectively with potential suitors to the extent such proposals are discrete and not bundled with other proposals. The MPPC believes that a shareholder's role in the governance of a publicly-held company is generally limited to monitoring the performance of the company and its management and voting on matters which properly come to a shareholder vote. However, the MPPC generally opposes proposals designed to insulate an issuer's management unnecessarily from the wishes of a majority of shareholders. Accordingly, the MPPC generally votes in accordance with management on issues that the MPPC believes neither unduly limit the rights and privileges of shareholders nor adversely affect the value of the investment.

On questions of social responsibility where economic performance does not appear to be an issue, the MPPC attempts to ensure that management reasonably responds to the social issues. Responsiveness will be measured by management's efforts to address the particular social issue including, where appropriate, assessment of the implications of the proposal to the ongoing operations of the company. The MPPC will pay particular attention to repeat issues where management has failed in its commitment in the intervening period to take actions on issues.

In evaluating proposals regarding incentive plans and restricted stock plans, the MPPC typically employs a shareholder value transfer model. This model seeks to assess the amount of shareholder equity flowing out of the company to executives as options are exercised. After determining the cost of the plan, the MPPC evaluates whether the cost is reasonable based on a number of factors, including industry classification and historical performance information. The MPPC generally votes against proposals that permit or are silent on the repricing or replacement of stock options without shareholder approval.

PERFORMANCE INFORMATION

The following information supplements and should be read in conjunction with the section in each Fund's Prospectus entitled "Past Performance."

The information in the table below represents the performance of each Portfolio (which reflects the performance of its predecessor fund or funds) in which the respective Fund invests prior to February 1, 2003, and the Fund's performance thereafter. The performance figures have not been adjusted to reflect the Fund's fees and expenses. For the period ended September 30, 2003, the returns for each Fund (as adjusted to reflect the Funds' applicable sales loads and CDSC, except as noted) were as follows:

Name of Fund	Aggregate Total Return Since Inception Based on Net Asset Value (without deduction of maximum sales load or CDSC)	Aggregate Total Return Since Inception Based on Maximum Offering Price of Fund shares (with deduction of maximum sales load or CDSC)	Average Annual Total Return One Year	Average Annual Total Return Five Years or Since Inception (if shorter)	Average Annual Total Return Ten Years or Since Inception	Inception Date
Dreyfus Premier Small Cap Equity Fund[1]						2/01/00
Class A	78.66%	68.63%	22.21%	15.35%	N/A	
Class B	77.99%	74.99%	25.02%	16.52%	N/A	
Class C	77.99%	N/A	28.02%	17.06%	N/A	
Class R	79.15%	N/A	29.86%	17.27%	N/A	
Class T	78.57%	70.54%	23.64%	15.70%	N/A	
Dreyfus Premier International Equity Fund[2]						12/08/88
Class A	104.70%	92.93%	17.67%	3.80%	4.01%	
Class B	104.68%	N/A	20.77%	4.69%	4.63% [4]	
Class C	104.60%	N/A	23.77%	5.02%	4.62%	
Class R	105.96%	N/A	25.60%	5.16%	4.69%	
Class T	105.28%	96.07%	19.52%	4.13%	4.18%	
Dreyfus Premier International Small Cap Fund[3]						1/02/96
Class A	149.27%	135.01%	28.29%	13.37%	11.66%	
Class B	149.26%	N/A	31.17%	14.32	12.51% [4]	
Class C	147.61%	N/A	34.17	14.56%	12.41%	
Class R	149.27%	N/A	36.07%	14.71%	12.51%	
Class T	148.44%	137.30%	29.51%	13.57%	11.80%	

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[1] Reflects the performance of the master portfolio's predecessor fund – Standish Small Cap Value Fund – prior to February 1, 2003 and the Fund's performance thereafter.

[2] Reflects the performance of the master portfolio's predecessor fund – Standish International Equity Fund – prior to February 1, 2003 and the Fund's performance thereafter.

[3] Reflects the performance of the master portfolio's predecessor funds – SIMCO International Small Cap Fund, L.P. ("SIMCO") and Standish International Small Cap Fund ("Standish Fund")– for periods prior to January 31, 2000 when SIMCO contributed all of its assets to the Standish Fund, reflects the performance of the Standish Fund thereafter until February 1, 2003 and reflects the Fund's performance thereafter. SIMCO was not registered as a mutual fund and therefore was not subject to certain investment restrictions that are imposed upon mutual funds. If SIMCO had been registered as a mutual fund, SIMCO's performance may have been adversely affected. The performance of SIMCO was calculated according to the standardized SEC method except that monthly rather than daily fund values were used.

[4] Assumes conversion from Class B shares to Class A shares at the end of the sixth year following the date of purchase.

Performance for each share class will vary due to differences in expenses. Past performance is not indicative of future results.

Average annual total return is calculated by determining the ending redeemable value of an investment purchased at net asset value (maximum offering price in the case of Class A or Class T) per share with a hypothetical $1,000 payment made at the beginning of the period (assuming the reinvestment of dividends and distributions), dividing by the amount of the initial investment, taking the "n"th root of the quotient (where "n" is the number of years in the period) and subtracting 1 from the result. The average annual total return figures calculated in accordance with such formula assume that for Class A or Class T the maximum sales load has been deducted from the hypothetical initial investment at the time of purchase, or for Class B or Class C the maximum applicable CDSC has been paid upon redemption at the end of the period.

Aggregate total return is calculated by subtracting the amount of the Fund's net asset value (maximum offering price in the case of Class A or Class T) per share at the beginning of a stated period from the net asset value per share at the end of the period (after giving effect to the reinvestment of dividends and distributions during the period and any applicable CDSC), and dividing the result by the net asset value (maximum offering price in the case of Class A or Class T) per share at the beginning of the period. Aggregate total return also may be calculated based on the net asset value per share at the beginning of the period instead of the maximum offering price per share at the beginning of the period for Class A or Class T shares or without giving effect to any applicable CDSC at the end of the period for Class B or Class C shares. In such cases, the calculation would not reflect the deduction of the sales load with respect to Class A or Class T shares or any applicable CDSC with respect to Class B or Class C shares, which, if reflected, would reduce the performance quoted.

From time to time, the Company may compare a Fund's performance against inflation with the performance of other instruments against inflation, such as short-term Treasury Bills (which are direct obligations of the U.S. Government) and FDIC-insured bank money market accounts.

Comparative performance information may be used form time to time in advertising or marketing the Funds' shares, including data from Lipper Analytical Services, Inc., Micropal, Morningstar, Inc., Lipper Leader Ratings, Standard & Poor's 500 Composite Stock Price Index, Standard & Poor's MidCap 400 Index, the Dow Jones Industrial Average, Russell Mid Cap Index, Russell 2000 Value Index, Morgan Stanley Capital International EAFE® Index, Citigroup EM Ex-U.S. Index, Money Magazine, Wilshire 5000 Index and other indices and industry publications. Also, from time to time, advertising materials for each Fund may include information concerning retirement and investing for retirement, may refer to the approximate number of then-current Fund shareholders and may refer to Lipper or Morningstar ratings and related analysis supporting the ratings. In addition, from time to time, advertising materials may refer to studies performed by Dreyfus or its affiliates, such as "The Dreyfus Tax Informed Investing Study" or "The Dreyfus Gender Investment Comparison Study" or other such studies. Advertisements for the Funds also may discuss the potential benefits and risks of small cap investing.

INFORMATION ABOUT THE COMPANY AND FUNDS

Each Fund share has one vote and, when-issued and paid for in accordance with the terms of the offering, is fully paid and non-assessable. Fund shares have equal rights as to dividends and in liquidation. Shares have no preemptive or subscription rights and are freely transferable.

Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of a Massachusetts business trust. However, the Company's Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Company and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Company or a Trustee. The Agreement and Declaration of Trust provides for indemnification from the Fund's property for all losses and expenses of any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations, a possibility which management believes is remote. Upon payment of any liability incurred by the Fund, the shareholder paying such liability will be entitled to reimbursement from the general assets of the Fund. The Company intends to conduct its operations in such a way so as to avoid, as far as possible, ultimate liability of the shareholders for liabilities of the Fund.

Unless otherwise required by the 1940 Act, ordinarily it will not be necessary for the Company to hold annual meetings of shareholders. As a result, shareholders may not consider each year the election of Board members or the appointment of auditors. However, the holders of at least 10% of the shares outstanding and entitled to vote may require the Company to hold a special meeting of shareholders for purposes of removing a Board member from office. Shareholders may remove a Board member by the affirmative vote of two-thirds of the Company's outstanding voting shares. In addition, the Board will call a meeting of shareholders for the purpose of electing Board members if, at any time, less than a majority of the Board members then holding office have been elected by shareholders.

The Company is a "series fund," which is a mutual fund divided into separate portfolios, each of which is treated as a separate entity for certain matters under the 1940 Act and for other purposes. A shareholder of one portfolio is not deemed to be a shareholder of any other portfolio. For certain matters shareholders vote together as a group; as to others they vote separately by portfolio.

To date, the Board has authorized the creation of three series of shares. All consideration received by the Company for shares of a Fund, and all assets in which such consideration is invested, will belong to that Fund (subject only to the rights of creditors of the Company) and will be subject to the liabilities related thereto. The income attributable to, and the expenses of, a Fund will be treated separately from those of the other Funds. The Company has the ability to create, from time to time, new series without shareholder approval.

Rule 18f-2 under the 1940 Act provides that any matter required to be submitted under the provisions of the 1940 Act or applicable state law or otherwise to the holders of the outstanding voting securities of an investment company, such as the Company, will not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each series affected by such matter. Rule 18f-2 further provides that a series shall be deemed to be affected by a matter unless it is clear that the interests of each series in the matter are identical or that the matter does not affect any interest of such series. The Rule exempts the selection of independent accountants and the election of Board members from the separate voting requirements of the Rule.

Each Portfolio is a series of Mellon Institutional Funds Master Portfolio, which, like the Company, is an open-end management investment company registered under the 1940 Act. The Portfolio Trust was organized as a master trust fund under the laws of the State of New York on January 18, 1996.

Interests in a Portfolio have no preemptive or conversion rights, and are fully paid and non-assessable. A Portfolio normally will not hold meetings of holders of such interests except as required under the 1940 Act. The Portfolio Trust would be required to hold a meeting of holders in the event that at any time less than a majority of its Trustees holding office had been elected by holders. The Trustees of the Portfolio Trust continue to hold office until their successors are elected and have qualified. Holders holding a specified percentage of interests in the Portfolio Trust may call a meeting of holders in the Portfolio for the purpose of removing any Trustee. A Trustee of the Portfolio Trust may be removed upon a majority vote of the interests held by holders in the Portfolio Trust qualified to vote in the election. The 1940 Act requires a Portfolio to assist its holders in calling such a meeting. Upon liquidation of a Portfolio, holders in the Portfolio would be entitled to share pro rata in the net assets of the Portfolio available for distribution to holders. Each holder in a Portfolio is entitled to a vote in proportion to its percentage interest in the Portfolio.

Each Fund will send annual and semi-annual financial statements to all its shareholders.

Each Fund is intended to be a long-term investment vehicle and is not designed to provide investors with a means of speculation on short-term market movements. A pattern of frequent purchases and exchanges can be disruptive to efficient portfolio management and, consequently, can be detrimental to the Fund's performance and its shareholders. Accordingly, if the Company's management determines that an investor is engaged in excessive trading, the Company, with or without prior notice, may temporarily or permanently terminate the availability of Fund Exchanges, or reject in whole or part any purchase or exchange request, with respect to such investor's account. Such investors also may be barred from purchasing other funds in the Dreyfus Family of Funds. Generally, an investor who makes more than four purchases/redemptions or exchanges (so called roundtrips) during any twelve-month period or who makes exchanges that appear to coincide with an active market-timing strategy may be deemed to be engaged in excessive trading. Accounts under common ownership or control will be considered as one account for purposes of determining a pattern of excessive trading. In addition, the Company may refuse or restrict purchase or exchange requests by any person or group if, in the judgment of the Company's management, the relevant Portfolio would be unable to invest the money effectively in accordance with its investment objective and policies or could otherwise be adversely affected or if the Fund receives or anticipated receiving simultaneous orders that may significantly affect the Fund (e.g., amounts equal to 1% or more of the Fund's total assets). If an exchange request is refused, the Company will take no other action with respect to the shares until it receives further instructions from the investor. A Fund may delay forwarding redemption proceeds for up to seven days if the investor redeeming shares is engaged in excessive trading or if the amount of the redemption request otherwise would be disruptive to efficient portfolio management or would adversely affect the Fund. The Company's policy on excessive trading applies to investors who invest in a Fund directly or through financial intermediaries, but does not apply to the Dreyfus Auto-Exchange Privilege, to any automatic investment or withdrawal privilege described herein, or to participants in employer-sponsored retirement plans.

The following persons are known by the Company to own of record 5% or more of the indicated Fund's outstanding voting securities on January 15, 2004. A shareholder who beneficially owns, directly or indirectly, more than 25% of a Fund's voting securities may be deemed a "control person" (as defined in the 1940 Act) of the Fund.

Dreyfus Premier International Equity Fund
Class A

Charles Schwab and Co., Inc. Reinvest Account Attn: Mutual Funds 101 Montgomery Street San Francisco, CA 94104-4122	42.04%
National Financial Services 82 Devonshire St G10G Boston, MA 02109-3605	41.40%
MBC Investments Corporation Attn: Michael Botsford 4001 Kennett Pike Suite 218 2 Greenville Crossing Greenville DE 19807-2029	6.73%

Dreyfus Premier International Equity Fund
Class B

UBS Financial Services, Inc. 138 River Road Andover, MA 01810-1072	17.71%
First Clearing, LLC 10750 Wheat First Drive Glen Allen, VA 23060-9245	14.19%
Wachovia Securities, LLC FBO Attn: Mr. Stephen W. Rehrig and Mrs. Cynthia Johnson Rehrig Investment Account The Woodlands, TX 77381	13.31%
Raymond James & Associates, Inc. FBO McMickin IRA 880 Carillon Pkwy St. Petersburg, FL 33716-1100	9.35%

Dreyfus Premier International Equity Fund
Class C

MLPF & S for the sole benefit of its customers	66.77%

Attn: Fund Administration
4800 Deer Lake Dr. East
Floor 3
Jacksonville, FL 32246-6484

UBS Financial Services, Inc.   16.34%
Mutual Funds Department
1000 Harbor Blvd. 8th Floor
Weehawken, NJ 07087

Dreyfus Premier International Equity Fund
Class R
MBC Investments Corporation   100.00%
Attn: Michael Botsford
4001 Kennett Pike Suite 218
2 Greenville Crossing
Greenville DE 19807-2029

Dreyfus Premier International Equity Fund
Class T
MBC Investments Corporation   39.66%
Attn: Michael Botsford
4001 Kennett Pike Suite 218
2 Greenville Crossing
Greenville DE 19807-2029

UBS Financial Services, Inc.   39.22%
Mutual Funds Department
1000 Harbor Blvd. 8th Floor
Weehawken, NJ 07087

First Clearing, LLC   20.03%
Steven Boyland (IRA)
FCC as Custodian
11204 Bramblewood Court
Ijamsville, MD 21754-8945

Dreyfus Premier Small Cap Equity Fund
Class A
Charles Schwab and Co., Inc.   11.51%
Reinvest Account
Attn: Mutual Funds
101 Montgomery Street
San Francisco, CA 94104-4122

Pershing LLC   10.85%
Pershing Div-Transfer Dept

P.O. Box 2052
7th Floor
Jersey City, NJ 07303

UBS Financial Services, Inc. FBO Sandra J. Okino 425 Barker Road Springfield, PA 19064-2907	9.54%
A.G. Edwards & Sons Inc. P.O. Box 795068 Saint Louis, MO 63179-0795	7.42%
UBS Financial Services, Inc. FBO Audrey E. Connelly 357 Garden Road Springfield, PA 19064-3532	6.22%
UBS Financial Services, Inc. FBO James Fanucchi and Ann E. Fanucchi JTWROS 907 Springhaven Road Springfield, PA 19064-3928	6.06%
UBS Financial Services, Inc. FBO Charles B. Sheridan Riddle Village Arlington 210 Media, PA 19063-6003	5.96%
UBS Financial Services, Inc. FBO Michael G. Manata and Irene Manata JTWROS 2909 Academy Avenue Holmes, PA 19043-1104	5.26%
UBS Financial Services, Inc. FBO John J. Nugent 19 Van Leer Avenue Media, PA 19063-4521	5.24%
Donald R. Seitz and Patricia M. Seitz JTWROS 38 Deer Creek Dr Basking Ridge NJ 07920-2682	5.12%
UBS Financial Services, Inc. FBO	5.03%

Bernice H. Frederick
4020 Benson Street
Philadelphia, PA 19136-2416

Dreyfus Premier Small Cap Equity Fund
Class B
FISERV Securities, Inc.   16.67%
2005 Market Street
Suite 1200
Philadelphia, PA 19103

First Clearing, LLC   14.33%
10750 Wheat First Drive
Glen Allen, VA 23060-9245

UBS Financial Services, Inc. FBO   12.91%
Tamara J. Hogoboom
2525 W. Kechi Road
El Dorado, KS 67042-7500

Pershing LLC   11.35%
P.O. Box 2052
Jersey City, NJ 07303-2052

MBC Investments Corporation   8.20%
Attn: Michael Botsford
4001 Kennett Pike Suite 218
2 Greenville Crossing
Greenville DE 19807-2029

UBS Financial Services, Inc. FBO   8.09%
Lanny D. Voight
11267 N. Running River
Tucson, AZ 85737-1512

Rudolph J. Stefanec TTEE   7.17%
Rudolph J. Stefanec
Revocable Living Trust
2 N. Ravensfield Lane
Ormond Beach, FL 32174-3892

A.G. Edwards & Sons Inc.   6.20%
P.O. Box 795068
Saint Louis, MO 63179-0795

Legg Mason Wood Walker, Inc.   6.14%
P.O. Box 1476

Baltimore, MD 21202

Dreyfus Premier Small Cap Equity Fund
Class C
Howard O. Strand and Caryl B. Strand   32.99%
2150 Atlantic St
Melbourne Beach, FL 32951-2443

Dreyfus Trust Company Cust   23.84%
FBO Jacquelyn Vanderwoude
Under IRA Rollover Plan
413 Sawgrass CV
Sneads Ferry, NC 28460-9115

MBC Investments Corporation   11.35%
Attn: Michael Botsford
4001 Kennett Pike Suite 218
2 Greenville Crossing
Greenville DE 19807-2029

FISERV Securities, Inc.   10.45%
2005 Market Street
Suite 1200
Philadelphia, PA 19103

Raymond James & Associates, Inc.   6.73%
FBO Ramsey IRA
880 Carillon Pkwy
St. Petersburg, FL 33716-1100

Raymond James & Associates, Inc.   6.12%
FBO Duncan Richard
880 Carillon Pkwy
St. Petersburg, FL 33716-1100

Dain Rauscher FBO   5.35%
Elaine C. Stadelman
T/O/D Account
780 26th St. NE
Rochester, MN 55906-8355

Dreyfus Premier Small Cap EquityFund
Class R
MBC Investments Corporation   59.86%
Attn: Michael Botsford
4001 Kennett Pike Suite 218
2 Greenville Crossing

Greenville DE 19807-2029

Dreyfus Trust Company Cust	33.11%
FBO Charles W. Booth	
Under IRA Plan	
410 Caldwell Dr	
Wycloff, NJ 07481-2528	

Dreyfus Trust Company Cust   7.03%
FBO Konstadina Pappas
Under IRA Rollover Plan
154-28 17th Road
Whitestone, NY 11357-3203

Dreyfus Premier Small Cap Equity Fund
Class T
MBC Investments Corporation   100.00%
Attn: Michael Botsford
4001 Kennett Pike Suite 218
2 Greenville Crossing
Greenville DE 19807-2029

Dreyfus Premier International Small Cap Fund
Class A
National Financial Services   16.77%
82 Devonshire St
G10G
Boston, MA 02109-3605

First Clearing, LLC   16.68%
10750 Wheat First Drive
Glen Allen, VA 23060-9245

DLG &T FBO Donald Vangrouw   12.43%
38 Terhune Ave
Pequannock, NJ 07440-1130

Edward D. Jones and Co. F/A/O   10.66%
Edward D. Jones and Co. Custodian
FBO Robert L. Moore IRA
P.O. Box 2500
Maryland Heights, MO 63043-8500

Charles Schwab and Co., Inc.   9.17%
Special Custody Account
FBO Customers
Attn: Mutual Funds

101 Montgomery Street
San Francisco, CA 94104-4122

MBC Investments Corporation Attn: Michael Botsford 4001 Kennett Pike Suite 218 2 Greenville Crossing Greenville DE 19807-2029	5.26%
Alan J. Galonski and Linda Galonski JT TEN 6 Valley Field Road Newton, NJ 07860-9788	5.14%

Dreyfus Premier International Small Cap Fund
Class B

First Clearing, LLC 10750 Wheat First Drive Glen Allen, VA 23060-9245	41.88%
A.G. Edwards & Sons Inc. P.O. Box 795068 Saint Louis, MO 63179-0795	27.07%
Jona A. Perlmutter TR and M.D. Perlmutter TR Donna R. Perlmutter TR UA DTD 05/04/1984 Perlmutter Family Trust 10507 Le Conte Avenue Los Angeles, CA 90024-3305	9.20%

Dreyfus Premier International Small Cap Fund
Class C

First Clearing, LLC 10750 Wheat First Drive Glen Allen, VA 23060-9245	65.13%
RBC Dain Rauscher Hill Custom Homes Jeffrey A Hill 6869 Kimball Drive Gig Harbor, WA 98335-1256	12.83%
MBC Investments Corporation Attn: Michael Botsford 4001 Kennett Pike Suite 218 2 Greenville Crossing Greenville DE 19807-2029	8.58%

MLPF & S for the sole benefit of its customers Attn: Fund Administration 4800 Deer Lake Dr. East Floor 3 Jacksonville, FL 32246-6484	5.53%
Pierre L. Divenyi & Anne-Sophie Divenyi JTWROS 1029 Keller Avenue Berkeley, CA 94708-1403	38.21%
Dreyfus Trust Company Cust FBO Denise M. Sample Under IRA Plan 1020 Cedar Dr Belleair Beach, FL 33786-3300	26.10%
MBC Investments Corporation Attn: Michael Botsford 4001 Kennett Pike Suite 218 2 Greenville Crossing Greenville DE 19807-2029	26.02%
Dreyfus Trust Company Cust John P. Watkins Under IRA Plan 2597 Lincoln St Salt Lake City, UT 84106-2213	7.06%
First Clearing, LLC 10750 Wheat First Drive Glen Allen, VA 23060-9245	35.98%
MBC Investments Corporation Attn: Michael Botsford 4001 Kennett Pike Suite 218 2 Greenville Crossing Greenville DE 19807-2029	26.46%
A.G. Edwards & Sons Inc. P.O. Box 795068 Saint Louis, MO 63179-0795	21.33%
Linda G. Petty 1344 Old Cedartown Hwy Lindale, GA 30147-1757	16.23%

COUNSEL AND INDEPENDENT AUDITORS

Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038-4982, as counsel for the Company, has rendered its opinion as to certain legal matters regarding the due authorization and valid issuance of the shares being sold pursuant to each Fund's Prospectus.

PricewaterhouseCoopers LLP, 125 High Street, Boston, Massachusetts 02110, have been selected as independent auditors of the Company.

APPENDIX
Rating Categories

Description of certain ratings assigned by Standard & Poor's Ratings Services ("S&P"), Moody's Investors Service ("Moody's"), and Fitch Ratings ("Fitch"):

S&P

<u>Long-term</u>

AAA
An obligation rated 'AAA' has the highest rating assigned by S&P. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA
An obligation rated 'AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A
An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB
An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC, and C
Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB
An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B
An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC
An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

r
The symbol 'r' is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating. Examples include: obligations linked or indexed to equities, currencies, or commodities; obligations exposed to severe prepayment risk—such as interest-only or principal-only mortgage securities; and obligations with unusually risky interest terms, such as inverse floaters.

N.R.
The designation 'N.R.' indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular obligation as a matter of policy.

Note: The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign designation to show relative standing within the major rating categories.

Short-term

A-1
A short-term obligation rated 'A-1' is rated in the highest category by S&P. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are given a plus sign (+) designation. This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

A-2
A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

A-3
A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B
A short-term obligation rated 'B' is regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet is financial commitment on the obligation.

C
A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

Moody's

<u>Long-term</u>

Aaa
Bonds rated 'Aaa' are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa
Bonds rated 'Aa' are judged to be of high quality by all standards. Together with the 'Aaa' group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in 'Aaa' securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the 'Aaa' securities.

A
Bonds rated 'A' possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa
Bonds rated 'Baa' are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba
Bonds rated 'Ba' are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B
Bonds rated 'B' generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa

Bonds rated 'Caa' are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from 'Aa' through 'Caa'. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Prime rating system (short-term)

Issuers rated **Prime-1** (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:

> Leading market positions in well-established industries.

> High rates of return on funds employed.

> Conservative capitalization structure with moderate reliance on debt and ample asset protection.

> Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

> Well-established access to a range of financial markets and assured sources of alternate liquidity.

Issuers rated **Prime-2** (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Issuers rated **Prime-3** (or supporting institutions) have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

Issuers rated Not Prime do not fall within any of the Prime rating categories.

Fitch

<u>Long-term investment grade</u>

AAA
Highest credit quality. 'AAA' ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA
Very high credit quality. 'AA' ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A
High credit quality. 'A' ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

BBB
Good credit quality. 'BBB' ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

<u>Long-term speculative grade</u>

BB
Speculative. ' BB' ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade.

B
Highly speculative. 'B' ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment.

CCC
High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic developments.

Short-term

A short-term rating has a time horizon of less than 12 months for most obligations, or up to three years for U.S. public finance securities, and thus places greater emphasis on the liquidity necessary to meet financial commitments in a timely manner.

F1
Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

F2
Good credit quality. A satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

F3
Fair credit quality. The capacity for timely payment of financial commitment is adequate; however, near-term adverse changes could result in a reduction non-investment grade.

B
Speculative. Minimal capacity for timely payment of financial commitments plus vulnerability to near-term adverse changes in financial and economic conditions.

C
High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon a sustained, favorable business and economic environment.

'NR' indicates that Fitch does not rate the issuer or issue in question.

Notes to long-term and short-term ratings: A plus (+) or minus (-) sign designation may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the 'AAA' long-term rating category, to categories below 'CCC', or to short-term ratings other than 'F1.'